UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  FORM 10 - SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             Augrid of Nevada, Inc.
                 (Name of Small Business Issuer in its charter)


Nevada                              34-1878390
(State or other jurisdiction of     (I.R.S. Employer Identification Number)
incorporation or organization)


140 Public Square, Suite 208, Cleveland, Ohio                      44114
(Address of principal executive offices)                           (zip code)


                  Issuer's telephone number:    (216) 344-9800


          Securities to be registered under section 12(b) of the Act:


Title of Each Class                          Name on each exchange on which
to be so registered                          each class is to be registered

______________________                           ______________________
______________________                           ______________________


          Securities to be registered under section 12(g) of the Act:

 Common Stock, $.001 par value per share, 90,000,000 shares authorized, 49,389,348 issued and outstanding as of September 30, 1999.


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Part I......................................................................3
          Item 1.        Description of Business............................3
          Item 2.        Management's Discussion and Analysis or Plan of
                         Operation..........................................10
          Item 3.        Description of Property............................12
          Item 4.        Security Ownership of Management and Others and
                         Certain Security Holders...........................13
          Item 5.        Directors, Executives, Officers and
                         Significant Employees..............................14
          Item 6.        Executive Compensation.............................16
          Item 7.        Certain Relationships and Related Transactions.....16

Part II.....................................................................18
          Item 1.        Legal Proceedings..................................18
Item 2.   Market for Common Equity and Related Stockholder Matters..........18
          Item 3.        Recent Sales of Unregistered Securities............19
          Item 4.        Description of Securities..........................19
          Item 5.        Indemnification of Directors and Officers..........21

Part F/S....................................................................22
          Item 1.        Financial Statements...............................22
          Item 2.        Changes in and Disagreements With Accountants on
                         Accounting and Financial Disclosure................23

Part III....................................................................24
          Item 1.        Index to Exhibits..................................24
          Item 2.        Description of Exhibits............................69


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Part I

Item 1.        Description of Business

A.   Business Development and Summary

Augrid of Nevada, Inc., hereinafter referred to as the "Company," "Augrid", or "AGRD" was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on August 4, 1995. The Company was formerly known as Ironwood Ventures, Inc., hereinafter referred to as "Ironwood, " and changed its name in February of 1998 after a change of control. The original articles of incorporation of the Company authorized the issuance of seven million five hundred thousand (7,500,000) shares of Common Stock at a par value of $0.01. The articles of the Company were amended on March 2, 1998, and the Company's amended articles authorized the issuance of ninety million (90, 000,000) shares of Common Stock at a par value of $0.001 per share.

The Company is a developmental stage company with a business objective to develop, acquire and manage development stage technologies that assist in the process of developing proprietary flat panel display technology. The Company, although in its development stages, is currently a research and development company which has licensing of what management of the Company believes is the first truly operational flat panel display technology. The Company believes that the uniqueness of the proprietary technology lies with the incorporation of a proprietary ceramic interconnect which the Company's management believes will allow its manufacturing division to overcome pricing, power and size obstacles currently facing all other competitors in the flat panel display industry.

The Company designates as its priorities for its next approximately twelve (12) months of operations as developing and emphasizing the flat panel display technology to the point where production of a flat panel display product off of an assembly line is possible. The Company believes that if it is successful in accomplishing this goal - assuming that a competitor cannot develop a similar product or technology with the same power consumption, clarity and size, utilizing a different technology - over the next approximately twelve (12) months, that the Company will have enough time to create brand loyalty and a sizeable market share allowing the Company to produce competitive flat panel technology products at competitive profit margins. Of this, however, the Company can give no assurance.

The Company does not expect to generate any significant revenues over the next approximately twelve (12) months of operations ending September 30, 2000. However, the Company does expect to generate more substantial revenues after that date, i.e., in the last approximately three (3) months of its fiscal year ending December 31, 2000. The Company expects to generate these revenues via the following primary means: (i) development, manufacture and sale of the flat panel display technology products as an original equipment manufacturer (OEM); and (ii) through the development, manufacture and sale of technologies and products related to the flat panel display technology and products.

Headquartered in Cleveland, Ohio, the Company is currently involved in the research, development and to be soon manufacturing of flat panel display technology utilizing the Thin Cathode Ray Tube (TCRT). The Company's current, projected product line offerings utilizing the licensed technology includes, but is not limited to: video billboards, television monitors, automobile Global Positioning Satellite (GPS) screens, computer monitors, laptops, medical monitors, and various military applications. On March 12, 1998, the Company entered into an Asset Purchase Agreement to purchase all of the technology and assets, including machinery and equipment, furniture and fixtures, office equipment, cash, accounts receivable, investments, and deposits of Augrid Corporation ("Augrid Delaware"), a Delaware corporation, for 1,000,000 newly issued common shares of the Company. See "Item 2-Management's Discussion and Analysis or Plan of Operation" and "Item 7-Certain Relationships and Related Transactions" for more information regarding the asset purchase.

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On September 24, 1998, the Company entered into an Exclusive Research and
Development Agreement relating to Flat Screen Monitors with Ceravision Limited ("Ceravision"), a company incorporated in England and Wales. Ceravision had developed and was in the process of developing certain technology relating to flat-screen displays, while Augrid wished to have such technology developed by Ceravision for Augrid to extent that it related to desk-top monitors and the eventual manufacture of such monitors for sale and distribution by Augrid.

The Company's executive offices are located at 140 Public Square, The Park Building, Suite 208, Cleveland, Ohio 44114, telephone number (216) 344-9800, and fax number (216) 344-9008.

The Company's fiscal year end is December 31.

B.   Business of Issuer

(1)  Principal Products and Services and Principal Markets

Products and Services

The Company will develop - via its Exclusive Research and Development Agreement with Ceravision Limited - and manufacture flat panel displays, of many different varieties, utilizing what management believes is a new technology called Thin Cathode Ray Tube (TCRT) technology. Management believes what makes this product and technology unique is the incorporation of a proprietary ceramic technology which will allow AuGRID as the manufacturer to overcome pricing, power and size obstacles currently faced by U.S. and all other foreign competitors.

The Company currently sees an immediate market in the automobile industry as the Company believes the current technology that is being utilized by competitors in this field is out-dated. Management of the Company believes that this advantage may allow it an opportunity to design and manufacture a product of much higher quality, while at the same time achieving a significantly lower manufacturing cost and a higher retail price. Of this, however, the Company can give no assurance.

Despite the Company's plans for product and service development, manufacture and roll-out over the next twelve (12) months of operations, the Company does not expect to generate any material revenues during that time.

Product and Service Description

The Company is currently involved in the research, development and manufacture of flat panel display technology utilizing the Thin Cathode Ray Tube (TCRT). The Company expects to complete the manufacturer of its first TCRT in November of this year. The Company's currently contemplated product line, includes but is not limited to, video billboards, television monitors, automobile Global Positioning Satellite (GPS) screens, computer monitors, laptops, medical monitors and various types of military applications.

As of the date of this registration statement, however, the Company is in a research and development stage only. The Company has yet to manufacture its first prototype TCRT, and any subsequent technology, product or service

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introductions by the Company are fully dependent on the Company's successful manufacture and completion of its first TCRT. Additionally, the Company is relying completely on Ceravision Limited to develop and produce its first prototypes. From that point, the Company expects to introduce new product and service offerings related to the Company's licensed proprietary technology developed by Ceravision. See "-Status of Any New Announced Product or Service".

The market for the Company's technology, products and services is highly competitive. The Company believes that the principal competitive factors in its business include capital resources, technology, research and development spending, product performance, time to market for new product and technology introductions, adherence to flat panel industry and related manufacturing standards, price, and marketing and distribution resources. The Company believes that it competes favorably in most of these categories.

(2)  Distribution Methods of the Products or Services

MANUFACTURING AND DISTRIBUTION

MATERIALS, SUPPLIES AND EQUIPMENT

AuGRID's design prototype and future production models will utilize existing sources of production materials such as phosphor plates, silicon wafers, and Spinet microtips. These suppliers include large, well-known suppliers such as Intel, DuPont, and Coors. They have abundant supplies for our production requirements.

Equipment to operate a Single Production Line include the following:

$ 9,750,000     A Model PSA Production FED Assembler
$ 1,000,000     Final assembly and packaging equipment
$   135,000     A Class 1000 Clean Room
$   815,000     Production Line calibration and testing
$   300,000     2.5% miscellaneous contingency

FACILITY PLANS

The first facility under consideration for the North American area will be in Oakwood Village, Ohio, which is in a designated enterprise zone. The initial Ohio plant will have 3 production lines within a 35,000 square foot facility and will be capable of producing 288 shippable Monitors per line per 8 hours. The cost for the entire facility will be $2,000,000 for the land and building and $30,000,000 for 3 production lines for a grand total of $32,000,000. The second facility will have 6 production lines and will be located in the southeastern part of the United States.

Ohio

A typical enterprise zone, such as Oakwood Village, Ohio, offers a manufacturer the following features:

Tax Abatement                               # of years

90% on Real Property Improvements               15
100% on Tangible Personal Property              10

(Contingent upon State and County Approval)

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Other incentives:

The Ohio Department of Development could provide, contingent upon meeting all individual program guidelines and final approval by the Job Creation Tax credit Authority, Department Finance Advisory Board and the State Controlling Board, the following incentives:

$9,000,000   Offer a low interest loan on the purchase of machinery and equipment at 6%, 112% over 20 years, through the Enterprise Bond
             Fund. The floating rate is fixed at time of bond sale. One year of debt service must be placed in escrow to qualify.

$1,000,000   Offer of loan towards construction of the building at 5% over 15 years.

The 3 production lines at the Ohio Facility will be financed as follows:

* The 1st production line will be financed through the additional $30,000,000 in capital that is being sought.
* The 2nd production line will be financed through commercial banking loans or leasing arrangements.
* The 3rd production line will be financed through the Ohio Department of Development incentives.

Mexican, Mexico Site - (Maquiladora)

In 1965, the USA and Mexico created the Maquiladora Program. The program allows U.S. companies to establish industrial plants / factories in Mexico to take advantage of the lower labor cost and to take full advantage of the duty free benefits. Since the initiation of the North American Free Trade Agreement, Mexico has been Placed in a higher regard by the competitive North American Manufacturers Association. In order to take full advantage of the growth demands expected by AuGRID, it will have to negotiate with an Industrial Developmental Commission in order to expand into Mexico. The City of Mexicali has established the Mexicali Industrial Development Commission, in combination with members of local private sector organizations, to help, attract, and develop the industries and new business. Below is a sample of the steps that will be required by AuGRID to open a plant in Mexico.

The Industrial Development Commission is comprised of representatives from both, the private sector and government agencies:

The Mexicali City Mayor

Chamber of Commerce
Employer's Association
Banker's Association

Maquiladora's Association
Chamber of Construction
Chamber of Industry Secretariat Economic Development, State Government

The purpose of the Mexicali Industrial Development Commission is to attract and facilitate the activities of industrial firms. The Commission can be of

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assistance by serving as a clearinghouse for information and professional services. The Commission will handle initial contacts and site visitations and will arrange meetings and tours of industrial areas and plants similar to the one contemplated. The Commission will assist in generating dam, and will arrange contacts with consultants who can perform feasibility studies. The Commission will arrange appointments with key professionals, who can provide assistance in dealing with customs, legal matters, accounting, environmental, etc.

The owners and managers of industrial parks and buildings, are members of the Commission, and are ready to assist any new company, select a site or building based on its specifications. The Commission will assist in dealing with local, state and federal government agencies, by speeding up paperwork and by helping to get questions answered. The Commission and the Employer's Association will provide assistance in recruiting and evaluating job applications.

The principal goal of the Commission is to remove obstacles which impede any interested person or firm from obtaining necessary information to make sound business decisions, which will result in the opening of a plant, subcontracting or make Joint Venture with existing local businessmen in Mexicali.

Services Provided:

Macro economic information
Localization
Information to start operations in Mexico.
Legal and tax aspects
Investment financial requirements

Directories:
Maquiladoras
Domestic Industry
Subcontractors
Industrial Parks
Import / Export

Professional Services:
Accountants
Legal Consultants
Labor Consultants
Mexican Custom Brokers
U.S. Custom Brokers
Environmental
Mexican Real Estate Brokers


DESIGN, TECHNICAL AND ENGINEERING

AuGRID intends to maintain its design, research and development team with U.K. Facility. Further enhancements to AuGRID's own team and state-of-the-art facilities will be implemented by the end of 1999.

Research Partnership

The U.K. Facility is a leader in electronic imaging. In 1993, the U.K. Facility achieved profitability, a little more than six years after it became a client-supported R&D organization. This accomplishment is due in great part to the partnership of the U.K. Facility team. Staff members working together towards a

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common goal of developing electronic imaging technologies that are clearly the best in the world. The U.K. Facility people not only have the extraordinary talents and skills, they are dedicated team players. The U.K. Facility's experience with partnerships and other types of joint ventures with industry and government is as old as the facility itself. From its initial achievements in Military research during World War II, the U.K. Facility has continued an active role in industrial and defense related research. Partnerships in which the U.K. Facility has participated in the past have covered a broad range of research areas from plasma physics to electronic highways, etc.

The U.K. Facility is an active member in a number of partnerships. In high definition television, the U.K. Facility has been a member of the Advanced Television Research Consortium and continues as an active participant in the Grand Alliance, which is producing the "best of the best" HDTV system for approval by the Federal Communication Commission (FCC). In another consortium form the Associated Institutions for Materials Science. The U.K. Facility's chief responsibilities in this project were to design and build the illumination and projection optics of the display and to design and construct the hi-definition television (HDTV) decoding electronics.

At present, the U.K. Facility is investigating EL phosphors, low voltage FED phosphors, high current loading CRT phosphors.


PROMOTION STRATEGY

The Company's long range goal - over the next thirty-six (36) months - is to garner enough visibility to leverage its eventual product line into other domestic industries, as well as foreign markets. To accomplish this goal, the Company plans on effectuating the following over the next approximately thirty-six (36) months: (i) acquire the services of a public relations firm which is intended to generate awareness of editors and product information insertions and reviews; (ii) advertise via a concerted advertising effort in various trade publications and business magazines; the Company plans on experimenting with various trade-related publications and business magazines, while keeping careful track of the results in order to maximize the return of its advertising dollars spent; and (iii) attend many of the most important technological trade shows throughout the United States, and internationally, in order to promote its to-be-introduced products and technology.

SALES PROGRAMS

The Company's direct sales efforts during the next approximately twenty-four
(24) months will focus on the following:

* Dealer Sales - The Company plans on selling directly to the following Original Equipment Manufacturers (OEMs): Hewlett-Packard, IBM, NCR, Intel, and Texas Instruments. However, it currently has no agreement(s) with such OEMs and does not expect any orders over the next approximately twelve (12) months.
* Hiring a Vice President of Sales and Marketing - The Company believes that this member of its team will be a key sales executive; the Company plans on filling this position in the next approximately twelve (12) months; this key executive will be in charge of establishing a more detailed marketing plan for the Company, and as the Company's anticipated product line and related technology offerings expand, this individual will be in charge of the additional

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marketing and related staff the Company believes it will need to hire.
* Manufacturers' Representatives - The Company's management believes that these individuals may be able to help the Company expand into major domestic and international markets.

DISTRIBUTION CHANNELS

There are literally thousands of distribution channels available to market AuGRID's flat panel screens. With the advent of web sites, direct buying clubs, electronic retail programs and the myriad of marketing and distribution channels, AuGRID, will focus its initial growth through the distribution strength of NATM, MARTA and a select number of the retail outlets. The focus is on production cost as well as distribution capabilities. The interface will take form, at first, with the strong recognizable dealers in the consumer electronics industry. Forming early associations with a number of large dealerships will assure early entry for our product for the critical first year of production, distribution and sales. Ongoing private discussions are currently underway with a number of these dealers.

The other areas that will mature gradually will be to contract large retailers that buy direct from AuGRID. This can be lucrative under the guidance of an effective marketing program. Production controls and inventory management has to be in sync with the retailers' demands. Other markets that will be developed will come in the form of electronic retailing (the Internet, web), catalog, small component consumer electronics buyers, etc. AuGRID will provide distribution opportunities for these markets as well by the second year of production.

The plant locations will provide for easy access to highway and railheads. It will deploy shipping companies under contract with the distribution network, at first, and eventually build out AuGRID's own shipping enterprise.

The Company plans to incorporate a total cycle time concept in managing its technology from inception through manufacturing to distribution to sales. This competitive technique will allow for management of the growth of AuGRID all the while it keeps the client, the salesman, and the engineer in the loop. It should assure smooth distribution and eliminate inventory delays and inventory excesses.

QUALITY CONTROL

Quality Control will regulate the growth of the Company. It is AuGRID's goal to produce a high quality product from day one. The Company realizes it will be entering into a mass production environment, however, it has taken preliminary steps in tile production cycles to assure quality, for example, pre-testing each silicon field emitter chip prior to mounting onto the matrix-addressable bottom plate, will reduce the risk of non-operational pixel elements. The Company's robotics manufacturing and assembly lines will integrate with its clean room functions to assure the highest quality standard. AuGRID intends to operate under the ISO 9001 standard.

DISTRIBUTION

The forecast for distribution will be to focus on the top fifty-eight sales impact markets in the U.S. These markets will be determined by using marketing and sales analysis that is available from Major League Baseball, the National Football League, and the National Basketball Association. The timetable for

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establishing these markets will be approximately six months.  This is similar to the formula that RCA used when they introduced the DIGITAL SATELLITE SYSTEM
(DSS) some three years ago.

The first markets to be established would be the following:

BOSTON                    HARTFORD             NEW YORK          BUFFALO
PHILADELPHIA              BALTIMORE            WASHINGTON        CHARLOTTE
ATLANTA                   NASHVILLE            JACKSONVILLE      MIAMI
TAMPA                     ORLANDO              CLEVELAND         PITTSBURGH
CINC1NNATI                DETROIT              CHACAGO           INDIANAPOLIS
ST. LOUIS                 KANSAS CITY          DALLAS            HOUSTON
SAN ANTONIO               NEW ORLEANS          MINNEAPOLIS       MILWAUKEE
DENVER                    SALT LAKE CITY       PHOENIX           SEATTLE
PORTLAND                  SAN FRANCISCO        LOS ANGELES       SAN DIEGO

The plan would be to target these markets within the first 90 to 120 days after the start of production and would come about through the approach of buying groups such as NATM and MARTA.

The second tier of markets to established would be the following:

ROCHESTER                 SYRACUSE             ALBANY            HARRISBURG
SCRANTON/WIILKS           BARRE                RICHMOND          RALEIGH
                                                                 /DURHAM
COLUMBIA                  TALLAHASSEE          BIRMINGHAM        KNOXVILLE
LOUISVILLE                COLUMBUS             DES MOINES        WICHITA
OKLAHOMA CITY             EL PASO              ALBUQUERQUE       TUCSON
LAS VEGAS                 SACRAMENTO

This plan would be to establish these markets within the second 90 to 120 days and would come about through the approach of buying groups such as NATM and MARTA as well as one or two other groups.

In addition to the geographic markets, several other markets would be attacked simultaneously. The military market is represented by each of the branches of services independently. AAEFA services the Army and Air Force exchange retailing while NES services the Navy and Marine Corps. They operate retail facilities all over the United States as well as overseas. They purchase products independently as if they were a retailer just like any other retailer.

EXPORT DISTRIBUTION

The approach for these markets will be somewhat different from the approach to the U.S. dealers and customers. Each country uses a separate importer agent for each country. The advantage here is in the manner in which business will be done with these export customers.

All purchases with these agents are done either via irrevocable letter of credit or via Tele-transfer. Letter of credit is done so that when the products are shipped and received in a foreign country, we would receive payment through the agent's bank or financial institution.

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AuGRID prefers the Tele-transfer method.
This method is used when the invoice is generated and ready for shipment.

An invoice is prepared. The agent is notified of the cost of goods, freight charges and insurance and then the agent transfers the amount of that invoice to our bank account.

Once we would receive notice from our bank that the funds transfer has taken place, we would then release the products to be shipped overseas.

AuGRID recommends that our focus for export begin after we have had exposure to the computer products at the COMDEX and CONSUMER ELECIRONICS show.

The primary export markets to be attacked would be the following:

ENGLAND                     FRANCE            ITALY              GERMANY
NORWAY                      SWEDEN            DENMARK            HOLLAND
SPAIN                       PORTUGAL          IRELAND            AUSTRIA
HUNGARY                     POLAND            SWITZERLAND        ISRAEL
EGYPT                       SAUDI ARABIA
AND SEVERAL OTHER COUNTRIES

The recommendation here is to avoid the FAR EAST and ORIENT until the products are well established and the brand name has a recognition factor.

MARKET ANALYSIS

MARKETING PHILOSOPHY

The marketing philosophy of AuGRID, is one that is diversified yet targeted. The momentum comes from the emphasis of the capability of each product along with the organizational process for which it will be carried out. Each product and its significant market will have its own team, process and approach. This allows each product to make a significant impact on its market, allowing for greater accessibility, focused customer fulfillment and specific technology monitoring.

This philosophy will be approached in a thoughtful and systematic manner, with the understanding that all decisions will start from the designated markets. Distinctively, the following will hold true: those specified (marketing/sales) for each particular market will be front-line personnel. They will maintain an active status by focusing only on their designated market receiving requests, tracking activity and being motivated to inform management systematically. In terms of any competition, they will cleave the competitor by having a firm knowledge of their direction, values and management process. In this, a direct link to product improvement and customer satisfaction, this factor alone, links the marketing and sales department with a horizontal approach in that information can and will then be widely distributed with its value reaching optimal levels for beneficial use throughout the AuGRID environment.

AuGRID's technology and ability to enhance the markets it touches, makes it mandatory for the marketing strategy and approaches to be externally driven.
The overall objective is to demonstrate a firm commitment to this direction with processes, beliefs, and managerial support to sustain it. The purpose: Superior Performance and Customer Satisfaction in every market AuGRID serves.

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CONSUMER ELECTRONIC INDUSTRY

The Company's principal customers are the consumer electronic (CE) dealers, wholesale and retail outlets. The CE industry, as a whole, is characterized by intense competition, relatively short product life cycle and significant fluctuations in product demand. The industry is further complicated with new emerging technologies such as digital video display (DVD) and high density TV
(HDTV) as it relates to existing inventories. The CE retail industry serves the display panel market in several areas, including but not limited to lap top computers, computer CRTs, and television, from pocket models to the home theater large-screen market.

Thompson Consumer Electronics, whose RCA brand will be among the first in DTV, along with Philips, Sony, and Zenith, speculates that DTV will command only a $500 to $700 premium within five years, and cost just $200 or $300 more than conventional TVs after 10 years of DTV broadcasting. Meanwhile, sometime in 1999, you will be able to buy a converter that will enable your current TV to receive DTV programs. These converters might cost about $1,000 at the start. They will not, however, give you full DTV. Neither will some new TVs marketed as DTV. Here is why. With the converters, you will be receiving the DTV signal and its programming, but your TV display will be limited to its current resolution. Increasingly, high-end projection TVs available now can display a very good picture-equivalent to SVGA level computer images. But no TVs currently available, including the new flat, plasma displays, can handle, the highest DTV video format, whose resolution is 1,920 by 1,080 pixels.

TV manufactures are confident they will be able to build front and rear projection models that achieve DTV's highest resolution. They say it is a matter of developing projection CRTs (cathode-ray tubes) capable of beaming a finer spot than do the tubes being used today. But direct view DTV might be longer in coming. This is because tube TVs need a shadow mask (or aperture grille) to direct electron beams to the correct phosphor and create a pixel. Fabricating metal masks with the necessarily finer apertures is a challenge. Even if it is accomplished, the TV picture might not have the brightness, comparable to today's TVs. The smaller the aperture, the less light is emitted. ibis will not be an issue with DTV capable PC monitors, which are viewed from a distance of about two feet and do not have to compete with ambient light across the length of a room.

In the short term, DTV will come in two flavors. Projection DTVs that measure at least 60 inches diagonally and that are viewed from beyond eight feet, will feature 1,920 by 1,080 resolution, while the largest direct-view tube sets (perhaps 38 inches diagonally in the wide-screen 16:9 aspect ratio) will max out at 1,280 by 720 pixels.

How long today's analog signals will remain available is not yet clear. It. will probably be determined by household penetration of DTV over time. RCA speculates that DTV sales will reach 1 million annually in 2002, still a far cry from the 25 Million conventional TVs sold in 1997. This much is clear: those telecasters who convert to DTV must begin returning their analog channels to the FCC in 2006. By that time, TV makers expect to offer inexpensive converters for older sets.

It should be clearly understood that the proliferation of front and rear projection television in the large screen market would be decimated by the introduction of AuGRID's flat panel high-resolution large screen. The market niche for the large screen has been growing along with the entire array of home

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theater products specifically the variety of projectors, screens of different dimensions and the by products of a growing market in home theater. These product lines will be severely affected by AuGRID's conventional format and mass-market appeal for a flat panel large screen promoting its quality, pricing and efficiencies.

MARKET OVERVIEW AND SIZE

The worldwide display market is currently $20 billion per year and projected to grow to over $34 billion by 1999. The flat panel display market is estimated to be approximately $6.5 billion and is estimated to grow to $12.5 billion by 1999. AuGRID's FPCDs will have the potential of displacing all other display technologies. There is presently no known emission flat panel display technology that is cost effective, efficient, or as fast as electrons exiting highly efficient phosphors, which is the fundamental physics utilized in field emission displays.

MARKET SEGMENTS

The flat panel market will grow more rapidly with the introduction of AuGRID's product lines. AuGRID intends to capitalize on its superior product and efficient pricing policies to the following facets of the market place:

1. An ever-growing opportunity exists for entry into the desktop monitor and DVD/HDTV component tuner and digital manufacturing markets. These original equipment Manufacturer (OEM) companies are the leaders in the reception of high quality signals. These OEM companies have deployed excessive amounts of capital to develop significant inroads into the electronic component marketplace. These same companies will benefit immensely by promoting the "full package" that AuGRID's flat panel screen will provide for their tuner market.

2. The dealer programs as viewed by AuGRID will be the core distribution and marketing partner for the mass markets that the flat panel will penetrate. Dealers exist for the purpose of moving manufactured product quickly into the market place. Dealer marketing depends on the strength of the product, pricing and delivery of which AuGRID I will provide, thus allowing the dealer to market aggressively into a robust CE market.

3. The other consumer electronics retail giants such as Best Buy, Circuit City, and Wal-Mart will also be bidding on the product and will provide incredible market opportunities once the Company has established marketing and distribution capabilities. These outlets will not only provide an early and sustained challenge to AuGRID's production and quality assurance capabilities, but will also push it to industry leadership in the flat panel screen market.

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Market segment growth will be limited to the production capacity starting the
4th quarter of 2000 through the 1st quarter of 2001.

COMPETITION

The competition, thus far, has expanded in excess of $150 billion U.S. dollars in attempting to develop Liquid Crystal Display (LCD) technology. Thus far, they have been unable to tackle the problem of scaling up the size of LCD screens without the process becoming cost prohibitive in the extreme.

The concerns of AuGRID are that there is unquestionable evidence that the Japanese and foreign manufacturers are capable of spending into the billions of dollars to seek the technology that the marketplace has been anticipating for the thin screen technology. AuGRID remains confident that the course of scientific technology, utilizing thin cathode ray technology/field emitter display (TCRT/FED) technology will overwhelm the international marketplace and place undue burden on the foreign competition to either abandon their thin screen technology or re-deploy their Research and Development towards the TCRT/FED. AuGRID has positioned itself to anticipate that foreign technology will be forced to clone itself to AuGRID's soon to be acquired technology.

The major competitive flat-panel computer display technologies are active matrix liquid-crystal displays (Almonds), plasma displays and electro luminescent (EL) panels. AuGRID's distinctive technology will overwhelm the Consumer Electronic Industry.

GEOGRAPHIC MARKET FACTORS

It is anticipated that AuGRID will enter aggressively into the U.S. marketplace, followed immediately into the European marketplace. The global expansion for the manufacturing facilities of AuGRID are scheduled in Europe by the end of 2002, in order to deliver products directly to the overseas markets.

BARRIERS TO MARKET ENTRY

At the time of this writing, the global capital markets have been experiencing financial turmoil. This international situation may serve as a catalyst for a U.S. domestic company to seek infrastructure funding from the capital markets. However, the global consumer electronics market and in particular the thin screen video marketplace will be robust and healthy for a number of years to come.

AuGRID's capital requirements for plant expansion will be enhanced by the strength of the dollar in the overseas and domestic construction build outs. Domestic and international promotions by municipals and foreign governments for construction outlays favor the deployment of the global manufacturing operations as quickly as the technology can be developed.

(3)  Status of Any Announced New Product or Service

The Company has four (4) product lines that are beyond the research and development stage and that are ready for commercialization. These product lines were initially developed by Ceravision Limited, through an Exclusive Research and Development Agreement the Company had with Ceravision. This Agreement has been disclosed previously in this Registration Statement. At this time, the Company is in the process of renegotiating its global exclusive licensing agreement with Ceravision. The purpose of these negotiations is to enable the

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

Company to manufacture the above-mentioned product lines for the military and consumer electronics industry. While the Company believes that it will be successful in re-obtaining its exclusive licensing agreement with Ceravision, there can be no guarantee that this will be the case. Any failure of the Company to successfully renegotiate its licensing agreement with Ceravision will likely have a negative adverse financial affect on the Company.

The Company plans to eventually develop and manufacturer ceramic substrates (Laptop Interconnects), packages, and multi-layer ceramic interconnects for the commercial computer/electronics market. The Company, however, has yet to begin development of this product beyond a drawing board stage. Additionally, the Company hopes to develop and introduce other technologies and products to the marketplace over the next four (4) years related to flat panel displays and related product and technology areas. The Company, however, has yet to announce any specific new products, services or technologies in addition to those existing products and technologies described in this registration statement.

(4)  Industry Background

The Market for Flat Panel Displays and Computer Monitors

Augrid intends to supply flat panel displays in the form of thin cathode ray tubes (TCRT's) to several Japanese computer manufacturers and two European automobile manufacturers. However, due to its development stage nature and current focus on continued research and development, the Company has yet to sign a definitive agreement with any of these parties and does not expect to do so over the next twelve (12) months. Additionally, no assurances can be given that the Company will be able to effectuate any definitive agreements to supply flat panel displays to the above manufacturers.

Initial market surveys that the Company's management has studied indicate that the market for portable computer monitors alone, along with support materials will exceed $900 million USD annually over the next three (3) years. Additionally, the Company believes that this market will be a $1 to $2 billion market annually within the next five (5) years. Of this, however, the Company can give no assurance.

The growth of flat panel display sales is being accelerated by the emerging portable consumer electronic products market as evidenced by the proliferation of video view-cams, Sega, Nintendo and Sony portable video games, hand held TV sets, video displays mounted in the rear seats of automobile vans, personal digital assistants such as those manufactured by U.S. Robotics, Apple, HP, and Psion to name a few. There is also a rapid expansion in the sales and use of hand-help global positioning systems such as those manufactured by Trimble Navigation, and video telephones such as those manufactured by AT&T.

Industry observers anticipate that additional improvements in the cost, power efficiency and performance levels of flat panel display technology will spawn a wide range of rapidly growing, portable electronic applications.

Market Analysis Summary

Management of the Company believes that the Thin Cathode Ray Tube (TCRT) market is large, well defined, and rapidly developing, despite the fact that the market is still technologically immature. While flat panel display sales continue to grow, the Company believes that most customers are dissatisfied with the cost, performance and availability tradeoffs inherent in the current portable display technology. This dissatisfaction - in management's opinion - creates an opportunity for the Company's products and technology.

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Until recently, most non-TV display markets such as video billboards and computer monitors did not require full color or video rates. As an example, the largest flat panel display market segment, portable computer monitors, have almost completely shifted to full color video, based upon new applications that effectively utilize graphics-based characteristics. Microsoft's Windows and other multimedia paradigms are causing a major demand shift toward portable systems with rich color video rate displays.

In the market segment of portable video systems, balancing power consumption against demand for higher display performance has become a major design issue. Nearly all other computer components can be included in low power, slim profile systems, with the display demanding a major portion of the power, cost and size budgets. New LCD's have been introduced which feature enhanced color and video rates, but with significant power, thickness and cost penalties. Even with sub-optimal supply conditions, Stanford Resources Corporation, a subsidiary of Stanford University, has projected worldwide flat panel display sales to increase from $5.6 billion USD in 1994 to more than $14 billion USD in the year 2000, a conservative compounded annual growth rate of approximately twenty percent (20%).

Market Segmentation

Because of the nature of Augrid's technology, management of the Company does not believe that significant market segmentation for the Company is an issue. Management believes a more significant issue for the Company, however, is likely to be the application of Field Emission Cathode Display (FED) technlogy to eliminate and replace existing markets for active matrix liquid crystal display (AMLCD) technology.

The high resolution flat panel display market is dominated by the AMLCD.
AMLCD's are widely utilized in today's video billboards, notebook and laptop computers, portable personal assistants, flat screen miniature televisions and large viewfinder camcorders. The 10-inch diagonal display for portable computer applications is both the highest dollar volume flat panel product and the one that sets the technical benchmarks currently. The AMLCD's dominate the high end of the portable computer display market. This provides a high quality image but suffers from five major technical drawbacks:

* The AMLCD displays cannot be fabricated with large screen sizes such as a television monitor that would be placed on the wall, without the product becoming cost prohibitive (currently $40,000). Even the Japanese have essentially abandoned the ambitious "Giant Screen Technology Program" which touted the one meter AMLCD.
* AMLCD color screens consume an inordinate amount of power, shortening battery life. Even the most optimistic estimates suggest power consumption falling from 5-7 watts to 2-3 watts over the next 1-2 years.
* The complex manufacturing process causes the AMLCD screens to be extremely expensive. At $800 to $1,000, the screen is almost one half of the manufacturing cost of a standard portable computer.
* To date, other competing technologies have been unable to dislodge the AMLCD's dominance. Collectively, the AMLCD industry has invested billions of dollars in technology, process and equipment development. There is a large cadre of skilled technicians working in factories that cost billions of dollars to construct, operate and run. The competing technology infrastructure is and has been in place, however, and is mostly in Japan and other far eastern countries.

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


* These competing display technologies, such as electroluminescent and plasma, are driven by a cluster of small, independent-minded companies that cannot muster the resources to transition from specialty niche markets to true volume production. Their products are designed to sell in low volume at extremely high prices. These competing display technologies have limitations that preclude them from offering products for the main stream market: small and large video billboard displays, the 10-inch diagonal display for portable applications and desktop computer monitors. To offer a competitively-priced, high performance display that is manufactured in the millions of units per year, management of the Company believes that the competition would need to restructure their organizations, redesign their products and retool their manufacturing processes.

Industry Analysis

Augrid's management believes that it has proprietary technology that competes directly with AMLCD technology. At the same time, management of the Company believes that current AMLCD technology is inferior in the areas of color vibrancy, brightness, power consumption and manufacturing cost. The Company's Thin CRT (cathode ray tube) is essentially a flat version of the conventional cathode ray tube (CRT). In a color CRT, the electron beam is replaced by a multitude of electron beamlets. In a CRT, the electron beam scans across the phosphor on the faceplate to create an image. In a Thin CRT, the individual electron beamlets are X-Y addressed and modulated to determine the brightness of each pixel. As with the traditional CRT, the Thin CRT operates in a vacuum.

(5)  Raw Materials and Suppliers

The Company is currently, primarily engaged in the research and development of its current products and technology, and as such, does not currently use raw materials or have any single, principal suppliers. When the Company begins manufacturing its products, however, the Company believes that it will manufacture and assemble its own products utilizing several source vendors from various domestic and international locations. The Company does not currently have any agreements or relationships with any vendors, however.

(6)  Customers

The Company believes that the vast majority of its initial customers will be original equipment manufacturers (OEM's) and manufacturers and developers of video billboards, televisions, computer monitors, laptops, and medical monitors. As of September 30, 1999, no sales revenues have been generated by the Company, however. In addition, the Company does not anticipate generating any material revenue over the next approximately twelve (12) months.

(7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company does not currently have any patents, trademarks, licenses, franchises, concessions or royalty agreements. However, the Company does have a global exclusive licensing agreement, which includes manufacturing clauses and is currently being re-negotiated to include several additional applications, and believes that its success and ability to compete will be dependent, to a large extent, on the protection of the current and projected technology and on the goodwill associated with potential patents, trademarks, trade names, service

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

marks and other proprietary rights. The Company relies on international patent laws to protect the existing proprietary technology and the improvements that it believes it has made to original patents owned by others. However, the Company does not currently have any patents, and cannot afford to seek such protection as of the date of this registration statement. Additionally, the Company does not know when it might be able to afford to seek such protection, if ever.

Policing unauthorized use of the Company's licensed proprietary technology and other intellectual property rights could entail significant expense and could be difficult or impossible, particularly given the global nature of the Company's competition and the fact that the laws of other countries may afford the Company little or no effective protection of its proprietary property and technology.
In addition, there can be no assurance that third parties will not bring claims of patent or technology infringement against the Company or claim that the Company's use of certain technologies violates a patent. The Company anticipates an increase in patent infringement claims involving flat panel-related technologies as the number of products and competitors in this market grows and as related patents are issued. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require the Company to enter into costly royalty or licensing arrangements to prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

(8)  Regulation

The Company does not need any government approval for its principal products, technology, or related services.

(9) Effect of Existing or Probable Government Regulations

None - Not Applicable.

(10) Research and Development Activities

The market for the Company's products and technology has historically been characterized by frequent technological advances, evolving industry standards and escalating customer expectations. As a result, management believes that the Company's future growth and success will be largely dependent on its ability to develop or acquire products and technology to meet the evolving needs of its prospective clients. The Company anticipates that the long-term success of its product and technology offerings will require further product and technology development.

In the past approximately three and one half years, Ceravision UK, Limited, a pure display research and development company, has engaged the Rutherford Appleton Laboratory in the science of field emission device technology, in combination with certain proprietary ceramic technology for the express purposes of completing research and development work for application specific displays. It is that reason that Augrid of Nevada, Inc. engaged Ceravision, Ltd., to license and acquire application specific technologies, i.e., desktop monitors, automobile GPS screens and military application screens. Presently, the Company has four product lines are completed and positioned for manufacturing in the United States of America.

As of September 30, 1999, the Company itself has not incurred any research and development costs related to the Company's products and technology.

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

(11) Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws which would effect its operations.

(12) Employees

The Company presently has approximately four (4) full time employees and two (2) part time employees. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

Item 2.   Management's Discussion and Analysis or Plan of Operation

A.   Management's Plan of Operation

(1) In its initial approximately four year operating period ended September 30, 1999, the Company incurred a net loss of $1,235,335 for selling, general and administrative, research and development and other expenses related to start-up operations. It has yet to receive any revenues from operations. As previously stated, the Company was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on August 4, 1995. The Company was formerly known as Ironwood Ventures, Inc., hereinafter referred to as "Ironwood," and changed its name in February of 1998 after a change of control. The original articles of incorporation of the Company authorized the issuance of seven million five hundred thousand (7,500,000) shares of Common Stock at a par value of $0.01. The articles of the Company were amended on March 2, 1998, and the Company's amended articles authorized the issuance of ninety million (90,000,000) shares of Common Stock at a par value of $0.001 per share.

On August 4, 1995, the Company's original founder contributed $2,000 to the capital of the Company and was issued 200,000 shares of $0.01 par value Common Stock of the Company. On August 5, 1995, eleven (11) other shareholders contributed $11,000, or par value per share, for 1,100,000 shares of Common Stock. On September 17, 1995, seven (7) other shareholders contributed $5,250, or $0.015 per share, for 350,000 shares of Common Stock. These offerings were made in reliance upon exemptions from the registration provisions of Section 4(2) of the Securities Act of 1993 (the "Act"), as amended. As of December 31, 1996, all of the contributed capital of the Company was expended on various legal, incorporation, organizational, and administrative costs, and on January 17, 1997, the Company consummated a 4.5 for 1 forward stock split for all issued and outstanding common shares bringing the total issued and outstanding common shares of the Company to 7,125,000 held by nineteen (19) shareholders. In February through September of 1997, approximately 98 individuals and corporations - none of whom were affiliated with the Company's founder - purchased approximately 300,000 shares of Common Stock of the Company from existing shareholders, none of which were the founder of the Company. As of December 31, 1997, the Company had 7,425,000 issued and outstanding shares of Common Stock held by approximately 117 shareholders, of which 800,000 shares were held by an affiliate of the Company. On March 1, 1998, the company's current controlling shareholders purchased controlling interest in the Company via the purchase of approximately 4,616,111 shares of Common Stock of the Company in private transactions; this represented approximately 62.2 percent (62.2%) of the Company's issued and outstanding Common Stock.

On March 2, 1998, the Company executed a forward stock split of its stock,
6.06571228 to 1. In addition, the Company increased its authorized shares to 90,000,000 common shares, and changed its name to Augrid of Nevada, Inc. On March 12, 1998, the Company - now called Augrid of Nevada, Inc. - executed an asset purchase agreement purchasing substantially all of the assets of Augrid

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Corporation, a Delaware corporation hereinafter referred to as "Augrid of
Delaware", a company under common control by the control shareholders of the Company, for 1,000,000 newly issued shares of the Company. This was not a third party, arms length transaction, and due to the development stage and specialized nature of the assets/technology that the Company purchased, the Company's management is unable to determine how this transaction would compare to a similar arms length transaction. The 1,000,000 shares of the Company are currently held by Augrid of Delaware. On March 15, 1998, the Company had approximately 46,037,914 shares of its $0.001 par value Common Stock held by approximately 188 shareholders of record - 28,000,000 of which were held by control persons, officers and directors of the Company, and affiliates, and 18, 037,914 held by non-affiliates.

In May of 1998, the Company began a private offering of its Common Stock pursuant to Regulation D, Rule 506, whereby it sold approximately 3,351,434 shares of Common Stock to approximately 321 shareholders. The Company closed this offering on or about September 30, 1999. Additionally, in June and July of 1998, the Company sold 317,500 shares of its Preferred Stock to approximately six (6) accredited investors also pursuant to Regulation D, Rule 506. The Company raised approximately $1,834,467 from these two offerings.

Finally, in August of 1998, the Company borrowed $100,000 from an existing shareholder pursuant to a convertible note, at no interest. This money is currently past due, and is characterized as a current liability on the Company's balance sheet. Additionally, this note is convertible into Common Stock of the Company at the conversion rate of thirty five ($0.50) cents per share by the holder at any time.

As of the date of this Registration Statement, the Company has approximately 49, 389,348 shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately 509 shareholders of record and 317, 500 shares of its $0.001 par value preferred non-voting stock issued and outstanding held by six (6) shareholders. Management fully anticipates that the proceeds from the sale of the shares in the offerings delineated above will be sufficient to provide for the Company's capital needs for the next approximately three (3) to six (6) months. However, if additional financing is needed, no guarantees can be given that the Company will be able to secure additional financing, if required, or if available, will be on terms and conditions satisfactory to management. The Company believes that, if necessary, additional capital will be derived from future securities offerings, public or private, and/or the assumption of additional debt by the Company. These future offerings or transactions could significantly dilute the value of any previous or future stockholders' investment. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

There is no assurance that the Company will generate any initial revenues for at least another twelve (12) months. At the same time, realization of significant sales of the Company's products and services during the fiscal year ending December 31, 2000 is vital to its plan of operations. To this end, management is currently emphasizing the development of the Company's current products and technology as described herein.

(2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3) Management believes that the Company's future growth and success will be largely dependent on its ability to develop or acquire products and technology to meet the evolving needs of its prospective clients. The Company anticipates that the long-term success of its product and technology offerings will require further product and technology development. However, as of September 30, 1999, the Company has not incurred any in-house research and development expenses. The Company is relying entirely on its agreement with an original technology provider described above.

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(4)  The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5) Management does not anticipate any significant changes in the number of its employees over the next approximately six (6) months.

B.   Segment Data

As of September 30, 1999, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.        Description of Property

A.   Description of Property

The Company's corporate headquarters are located at 140 Public Square, The Park Building, Suite 108, Cleveland, Ohio 44114. These facilities consist of approximately 825 square feet of standard office space. The Company has use of this space through a sub-lease arrangement with RAN Associates, Inc., a non-related party to the Company. The sub-lease is for approximately $1.27 per square foot per month ($1,050 per month), lasts through October 31, 1999, and is at commercially favorable rates in the opinion of management. Upon completion of this sub-lease, the Company plans on leasing the above-described premises directly for the next approximately twelve (12) months at approximately the same terms and rate as described herein. The Company does not have any additional facilities, and believes that this space is adequate given the Company's current office and administrative requirements.

There are currently no proposed programs for the renovation, improvement or development of the properties or facilities leased by the Company.

B. Investment Policies

Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.        Security Ownership of Management and Certain Security Holders

A.        Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director,
(ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

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                                                             Amount
Title     Name and Address                                   of shares  Percent
of        of Beneficial                                      held by    of
Class     Owner of Shares           Position                 Owner      Class

Common    Muhammad J. Shaheed(1)    Chairman;
                                    President & CEO          27,060,000 54.79%

Common    Mary F. Sloat-Horoszko(1) Sec./Treas.; CFO; Director  750,000  1.52%

Common    Essa Mashni               Director                     72,000  0.15%

Common    Augrid Corporation (2)        N/A                   1,000,000  2.02%

Common    Summer International (3)      N/A                   4,850,000  9.82%

Common    All Executive Officers and
          Directors as a Group (3 Persons) (4)               27,882,000 57.00%


(1) c/o Augrid of Nevada, Inc., 140 Public Square, The Park Building, Suite 108, Cleveland, Ohio 44114.
(2) Augrid Corporation ("Augrid of Delaware") is majority-owned by the Company's current officers and directors; they own 54.7% of this company's issued and outstanding common stock.
(3) This company is currently owned by Joseph Cornwell, a shareholder of the Company.
(4) Not including each executive officer's ownership of the Company through ownership of the shares of Augrid of Delaware, Inc. or Summer International.

B.        Persons Sharing Ownership of Control of Shares

No person other than Muhammad J. Shaheed owns or shares the power to vote ten percent (10%) or more of the Company's voting securities.

C.        Non-voting Securities and Principal Holders Thereof

The Company currently has 317,500 shares of, non-voting Preferred Stock outstanding held by six (6) shareholders. These securities carry a liquidation preference over the Company's Common Stock. The Company is not registering these securities.

D.   Options, Warrants and Rights

The Company has issued an option to Blakemore, Meeker & Bowler Co., L.P.A. ("Blakemore"), for 500,000 shares of Common Stock in lieu of a legal retainer for services to be rendered by the firm to the Company. The option granted to Blakemore is already fully vested, and the option may be exercised in whole, or in part, at any time from the date of issuance of the option through the first to occur of (a) March 15, 2008; or (b) the 1095th calendar day after an underwritten Initial Public Offering ("IPO") pursuant to an effective registration statement under the Securities Act of 1933, as amended covering the offering and sale of shares of the Company's Common Stock. The purchase price for each share of the Company pursuant to this option is three and 1/2 cents ($0.035) per share.

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E.   Parents of the Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuer's common stock, the Company has no parents.

Item 5.        Directors, Executive Officers and Significant Employees

A.   Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:

Name                    Age       Position
Muhammad J. Shaheed     32        President, CEO and Chairman
Mary F. Sloat-Horoszko  32        Secretary/Treasurer, CFO and Director
Essa Mashni             35        Director

B.   Work Experience

Muhammad J. Shaheed, President, CEO and Chairman of the Board - Mr. Shaheed has been the President, CEO and Chairman of the Company since March of 1998. A native of Cleveland, Ohio, Mr. Shaheed attended Cleveland State University from 1986 to 1988, majoring in Physics and Computer Science. From 1986 through 1987, Mr. Shaheed assisted in the general instruction of math and science to children at the elementary level - specializing in teaching handicapped and children with severe behavioral problems. From 1987 to 1990, Mr. Shaheed was a manager with the National Theatre Corporation in Cleveland Heights, Ohio with overall management responsibility for customer relations, inventory, promotions, marketing and accounting. From 1990 to 1993, Mr. Shaheed was a systems engineer for Integrated Business Solutions located in Lyndhurst, Ohio. He was responsible for the construction of complete computer hardware systems, specifications, BIOS, cashe and reconfiguring computer operational systems. Worked on program that assisted the Dean of the Artificial Intelligence Department at Case Western Reserve. Assisted as a Holistic Programming expert, analyst and overall troubleshooter relating to maximum and minimum system capacity. Since the founding of the Company, Mr. Shaheed had headed the research and development of Flat Panel Technologies in accordance with the United States Government Flat Panel Display Initiative; provided clients with systems engineering, CAD electronic circuit design work for high and low temperature ceramic tape, thermal analysis for 100% superconductive material, construction of complete complex computer systems and specifications, BIOS, cashe and providing current clients with systems analysis and overall trouble shooting. From 1994 to March of 1998, Mr. Shaheed's focus and dedication was directed solely to acquiring a viable flat screen technology to be implemented in the United States in the areas of auto, military and consumer electronics. During this time, a concentrated and inordinate amount of time was spent with Ceravision, Ltd., in the research and development, as well as the formulation and identification of market-specific applications in the United States.

Mary F. Sloat-Horoszko, Secretary/Treasurer, CFO and Director - Mrs. Sloat-Horoszko has been the Secretary/Treasurer and Director of the Company since February of 1999. Mrs. Sloat-Horoszko, a graduate of Ohio State University, holds a Bachelor of Arts Journalism Degree with specialization in Broadcast Communication and Marketing. From 1992 until 1994, Mrs. Sloat-Horoszko was a Producer and On-Air Coordinator for Cleveland, Ohio based WWWE-Newsradio. During this time her responsibilities were Guest/Topic development and coordination; marketing and program/station promotional development as well as corporate and community events. From 1994 through 1996, she served as Director of Marketing, responsible for product development, marketing and advertising, for Illinois Insurance Brokerage Services, Chicago, Illinois. Late 1996 through 1997, Ms. Sloat-Horoszko served as Director of Marketing and Sales for RAE Enterprises of Chagrin Falls, Ohio, where she was responsible for corporate sales, marketing, assessments, program development and facilitation. Clients included General Motors, IBM, UAW/Ford and Rubbermaid. Since joining the Augrid team, Ms. Sloat-Horoszko has dedicated her efforts to the daily functions of the corporation in addition to the market segmentation, sizing, planning and execution of the up and coming product lines of the Company.

Essa Mashni, Director - Mr. Mashni has been a director of the Company since 1999. Mr. Mashni holds a Bachelor in Pharmacy from the Wayne State College of Pharmacy in Detroit, Michigan. He attended Wayne State University from 1985 to 1986 and the University of Michigan from 1983 to 1985. He is a member of the American Pharmaceutical Association and the Michigan Pharmacy Association. He also is a member of the American Ramallah Federation, St. Mary's Antiochian Orthodox Church and is active in the Ramallah Boys Club. He is currently a Chief Pharmacist with Arbor Drugs and has acted in such capacity for the past five (5) years.

C.   Family Relationships

None - Not Applicable.

D. Involvement on Certain Material Legal Proceedings During the Last Five Years

(1) The Company is presently considering potential litigation and claims against former corporate officers for acts which may include misrepresentation, misappropriation of corporate assets, breach of fiduciary duty and usurpation of corporate opportunities. Additionally, Orchard's Way Realty, a creditor of the pre-merger entity, AuGRID Corporation, has been awarded a judgement against the Company. As of the date of this filing, the balance outstanding is $4,000. Virtual Design, Inc. has filed a claim against AuGRID Corporation - the pre-merger entity - seeking $36,000 for alleged breach of contract. AuGRID of Nevada, Inc., intends on litigating a defense to this claim.

(2) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.        Executive Compensation

Remuneration of Directors and Executive Officers

The Company does not currently have employment agreements with its executive officers but expects to sign employment agreements with each in the next approximately twelve (12) months. Each executive officer has been drawing the following annualized compensation, and each executive officer is expected to draw the following annual compensation over the next twelve
(12) months.  The Company does not currently have a stock option plan.

(1)  Name of Individual          Capacities in Which            Annual
     or Identity of Group        Remuneration was Recorded      Compensation

     Muhammad J. Shaheed         President and CEO               $23,400

     Mary F. Sloat-Horoszko      Secretary/Treasurer/CFO         $23,400

     Essa Mashni                 Director                        $0

(2)  Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from August 4, 1995 - inception of the Company - to September 30, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as two of the Company's three current directors are executive officers who are currently drawing a salary for the management of the Company.

Item 7.        Certain Relationships and Related Transactions

On March 12, 1998, the Company executed an asset purchase agreement purchasing substantially all of the assets of Augrid Corporation, a Delaware corporation hereinafter referred to as "Augrid of Delaware", a company under common control by the control shareholders of the Company, for 1,000,000 newly issued shares of the Company. This was not a third party, arms length transaction, and due to the development stage and specialized nature of the assets/technology that the Company purchased, the Company's management is unable to determine how this transaction would compare to a similar arms length transaction. 1,000,000 shares of the Company are currently held by Augrid of Delaware. In the asset purchase transaction, the Company acquired the right to ongoing preliminary negotiations involving an exclusive research and development agreement with Ceravision Limited, originally undertaken by Augrid of Delaware in conjunction with the Sarnoff Research Facility in Princeton, New Jersey. While an Agreement was signed with Ceravision on September 24, 1998, the Company is presently renegotiating the terms of that Agreement with Ceravision so as to expand the scope of its licensing rights.

Due to the development stage nature of the Company, the Company has no other relationships or transactions.

Part II

Item 1.        Legal Proceedings

The Company is presently considering potential litigation and claims against former corporate officers for acts which may include misrepresentation, misappropriation of corporate assets, breach of fiduciary duty and usurpation of corporate opportunities. Additionally, Orchard's Way Realty, a creditor of the pre-merger entity, Augrid Corporation, has been awarded a judgement against the Company. As of the date of this filing, the balance outstanding is $4,000. Virtual Design, Inc. has filed a claim against Augrid Corporation - the pre-merger entity - seeking $36,000 for alleged breach of contract. Augrid of Nevada, Inc., intends on litigating a defense to this claim.

Item 2.        Market for Common Equity and Related Stockholder Matters

A.   Market Information

(1) The Common Stock of the Company is currently not traded on the "Pink Sheets" or the OTC Bulletin Board or any other formal or national securities exchange. Being a start-up company, there is no fiscal history to disclose.

(2)(i) The Company currently has an option outstanding - which was issued to Blakemore, Meeker & Bowler Co., L.P.A., a law firm - to purchase 500,000 shares of Common Stock of the Company for three and 1/2 cents per share ($0.035). This option was granted in lieu of a retainer required by such firm for legal services to be rendered. The Company, however, currently has no other Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii) There is currently no common stock of the Company that the registrant has agreed to register for sale by security holders. The Company, however, has approximately 3,228,300 shares of Common Stock of the Company which could be sold under Rule 144 of the Securities Act of 1933, as amended.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.   Holders

As of September 30, 1999, the Company had 509 common stockholders of record.

C.   Dividend Policy

The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.   Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.   Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 3.        Recent Sale of Unregistered Securities

On March 15, 1998, the Company had approximately 46,037,914 shares of its $0.001 par value Common Stock held by approximately 188 shareholders of record - 28,000,000 of which were held by control persons, officers and directors of the Company, and affiliates, and 18,037,914 held by non-affiliates.

In May of 1998, the Company began a private offering of its Common Stock pursuant to Regulation D, Rule 506, whereby it sold approximately 3,351,434 shares of Common Stock to approximately 321 shareholders. The Company closed this offering on or about September 30, 1999. Additionally, in June and July of 1998, the Company sold 317,500 shares of its Preferred Stock to approximately six (6) accredited investors also pursuant to Regulation D, Rule 506. The Company raised approximately $1,834,467 from these two offerings.

Finally, in August of 1998, the Company borrowed $100,000 from an existing shareholder pursuant to a convertible note, at no interest. This money is currently past due, and is characterized as a current liability on the Company's balance sheet. Additionally, this note is convertible into Common Stock of the Company at the conversion rate of thirty five ($0.50) cents per share by the holder at any time.

As of the date of this Registration Statement, the Company has approximately 49, 389,348 shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately 509 common shareholders of record and 317,500 shares of its $0.001 par value preferred non-voting stock issued and outstanding held by six (6) shareholders.

Item 4.        Description of Securities

A.   Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement to any party other than those options already disclosed herein.

B.   Preferred Stock

(1)  Description of Rights and Liabilities of Preferred Stockholders

i. Dividend Rights - The holders of outstanding shares of preferred stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii.       Voting Rights - The Company's preferred stock has no voting rights.

iii. Liquidation Rights - Upon liquidation, the holders of the preferred stock have liquidation preference above the Common stockholders of the Company and are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of preferred stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of preferred stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of preferred stock.

viii.     Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of preferred stock are subject to further call or assessment by the issuer. The Company has not issued preferred stock options as of the date of this Registration Statement.

(2)  Potential Liabilities of Common Stockholders to State and Local Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the Company's voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.   Debt Securities

The Company is not registering any debt securities.

C.   Other Securities To Be Registered

The Company is not registering any security other than its common stock.

Item 5.        Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   Part F/S

Item 1.   Financial Statements

The following documents are filed as part of this report:

a)   Audited Financial Statements of AuGRID OF NEVADA, INC.
     (PREVIOUSLY IRONWOOD VENTURES)

     Report of Henry L. Creel Co., Inc., CPA

     Balance Sheet As At December 31, 1997 and December 31, 1998

     Statement of Operations For Period August 4,1995 (Date of Inception) to December 31, 1998 And the Period Ended December 31, 1997 And December 31, 1998

     Statement of Shareholders' Equity For Period August 4,1995 (Date of Inception) to December 31, 1998 And the Period Ended December 31, 1997 and December 31,1998

     Statement of Cash Flows For Period August 4,1995 (Date of Inception) to December 31, 1998 And the Period Ended December 31, 1997 And December 31, 1998

     Notes to Financial Statements

b)   Interim Financial Statements of AuGRID OF NEVADA, INC.
     (PREVIOUSLY IRONWOOD VENTURES)

     Report of Henry L. Creel Co., Inc., CPA

     Balance Sheet As At September 30, 1998 and September 30, 1999

     Statement of Operations For Period August 4,1995 (Date of Inception) to September 30, 1999 And the Period Ended September 30, 1998 And September 30, 1999

     Statement of Shareholders' Equity For Period August 4,1995 (Date of Inception) to September 30, 1999 And the Period Ended September 30, 1998 and December 31,1998

     Statement of Cash Flows For Period August 4,1995 (Date of Inception) to September 30, 1999 And the Period Ended September 30, 1998 And September 30, 1999

     Notes to Financial Statements

c)   Financial Statements of AuGRID CORPORATION (predecessor)

     Report of Henry L. Creel Co., Inc., CPA

     Balance Sheet As At March 12, 1998 and December 31, 1997

     Statement of Operations For Period Ended December 31, 1996 And For Period Ended December 31, 1997 And the Period Ended March 12, 1998

     Statement of Shareholders' Equity For Period Ended December 31, 1996 And For Period Ended December 31, 1997 And the Period Ended March 12, 1998

     Statement of Cash Flows For Period Ended December 31, 1996 And For Period Ended December 31, 1997 And the Period Ended March 12, 1998

     Notes to Financial Statements

     Analysis of Changes In Assets. Liabilities & Equity From
     December 31, 1997 to March 12, 1999

d)   AuGRID OF NEVADA, INC. Consolidated Pro Forma Financial Statements

     Report of Henry L. Creel Co., Inc., CPA

     Consolidated Pro Forma Balance Sheet For September 30, 1999


     Consolidated Pro Forma Statement of Operations For the Nine Months Ended September 30, 1999

     Consolidated Pro Forma Statement of Operations For the Six Months Ended June 30, 1999

     Consolidated Pro Forma Statement of Operations For the Three Months Ended March 31, 1999

     Consolidated Pro Forma Statement of Operations For the Period Ended December 31, 1998

     Notes to Financial Statements


Item 2.   Changes In and Disagreements With Accountants on Accounting and
Financial
          Disclosure

None -- Not Applicable.

                AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                          (A DEVELOPMENT STAGE COMPANY)

                                FINANCIAL STATEMENTS

                                 DECEMBER 31, 1997
                                        AND
                                 DECEMBER 31, 1998

                AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                            (A DEVELOPMENT STAGE COMPANY)

                                 FINANCIAL STATEMENTS


                                   TABLE OF CONTENTS

                                                                PAGE NO.

Independent Auditor's Report

Balance Sheet                                                        2-3

Statement of Operations                                                4

Statement of Stockholder's Equity                                      5

Statement of Cash Flows                                                6

Notes to the Financial Statements                                    7-8

                                HENRY L. CREEL CO., INC.
                              Certified Public Accountant
                                   (216) 491-0800
                                 Fax (216) 491-0803



Board of Directors
AuGRID OF NEVADA, INC.
140 Public Square
The Park Building Suite 208
Cleveland, Ohio 44114

                              Independent Auditor's Report

I have audited the accompanying balance sheet of AuGRID OF NEVADA, INC. (previously Ironwood Ventures) (A Nevada Development Stage Corporation) as of December 31, 1997, and December 31, 1998, and the related Statement of Operations, Shareholder's Equity and Cash Flows for the period August 4, 1995 (date of inception) to December 31, 1997 and the period Ended December 31, 1998. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating, the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AuGRID OF NEVADA, INC (previously Ironwood Ventures) (A Nevada Development Stage Corporation) as of December 31, 1997, and December 31, 1998, and the results of its operations and its cash flows for the period August 4, 1995 (date of inception) to December 31, 1997, and the period Ended December 31, 1998, in conformity with generally accepted accounting principles.

The Accompanying Financial Statement have been prepared assuming the company will continue as a going concern. As discussed in note 1 to the Financial Statements, the company has had limited operations. Management's plan in regards to these matters are also described in note 1.

/s/ Henry L. Creel Co., Inc.

May 25, 1999

                      3587 LEE ROAD * SHAKER HEIGHTS, OHIO 44120

               AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                          (A DEVELOPMENT STAGE COMPANY)

                                  Balance Sheet
                                      As At
                      December 31, 1997 and December 31, 1998


                                      ASSETS

                                                December 31    December 31
CURRENT ASSETS                                      1998           1997

    Cash                                      $    7,860            -0-
            Total Current Assets                   7,860            -0-

PROPERTY AND EQUIPMENT (Note 1)

    Machinery and Equipment                       28,135            -0-
    Furniture & Fixtures                           2,731            -0-
    Office Equipment                              13,074            -0-

    Total Property @ Cost                         43,940            -0-
    Less: Accumulated Depreciation
          and Amortization                        (9,418)           -0-

    Net Property and Equipment                    34,522            -0-

OTHER ASSETS

    Investment in Company (Note 3)               139,945            288
    Deferred Charges                             588,825            -0-

            Total Other Assets                   728,770            288

TOTAL ASSETS                                  $  771.152       $    288


         The accompanying notes are an integral part of this statement.

               AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                         (A DEVELOPMENT STAGE COMTANY)

                                 Balance Sheet
                                     As At
                     December 31, 1997 and December 31, 1998

                       LIABILITIES AND SHAREHOLDER'S EQUITY

                                                  December 31    December 31
CURRENT LIABILITIES                                   1998           1997

    Account Payable - Trade                       $    4,607       $    250

         Total Current Liabilities                     4,607            250

LONG-TERM LIABILITIES

    Loan from shareholder                                -0-            -0-

         Total Long-Term Liabilities                     -0-            -0-

              Total Liabilities                        4,607            250

SHAREHOLDERS EQUITY

    Common stock, with 0.01 par value
    90,000,000 shares authorized; 46,594,414
    shares issued and outstanding, and stated at:  1,520,098         16,494

    Preferred stock with $.50 par value
    317,500 authorized, 317,500 issued
    and outstanding and stated at:                   158,750            -0-

    Additional Paid In Capital                         1,750          1,750

    Retained Earnings (Deficit)
    Accumulated During the Development Stage        (914,053)       (18,212)

    Total Shareholders Equity                        766,545             38

TOTAL LIABILITIES AND
    SHAREHOLDERS EQUITY                            $ 771,152      $     288


         The accompanying notes are an integral part of this statement.

               AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                         (A DEVELOPMENT STAGE COMPANY)


                            Statement of Operations
                                   For Period
            August 4,1995 (Date of Inception) to December 31, 1998
                     And the Period Ended December 31, 1997
                             And December 31, 1998
                                                            August 4, 1995
                              December 31    December 31    to December 31
REVENUE                          1998            1997             1998
Net Sales (Note 1)            $    -0-        $    -0-         $    -0-

Direct Cost                        -0-             -0-              -0-
Gross Profit                       -0-             -0-              -0-

GENERAL AND ADMINISTRATION

Consultants                   $184,440        $    250        $ 381,630
Fringe Benefits                  9,529             -0-           18,902
Advertising & Promotions        22,406             -0-           34,360
Travel and Lodging              59,107             -0-           89,386
Legal & Accounting              78,127             -0-          119,932
Office Supplies                  6,251             -0-           10,964
Office Expense                   7,895             -0-           21,845
Printing                         6,492             -0-           11,314
Postage & Delivery               8,523             -0-           11,648
Rent & Utilities                24,637             -0-           77,062
Telephone                       19,326             -0-          421,758
Investment Banker               20,137             -0-           20,137
Computer Service and Software    2,693             -0-           11,990
Furniture & Equipment Lease      4,217             -0-            8,623
Insurance                          800             -0-            3,496
Auto Expense                     9,040             -0-           11,285
Auto Lease                       9.159             -0-           12,896
Conference & Seminars            1,267             -0-            7,972
Repairs & Maintenance            1,994             -0-            2,961
Depreciation                     4,394              99            9,418
Miscellaneous Expenses           3,767             -0-            4,612

    Total General and
    Administrative             484,701             349          914,053
Income Before Income Taxes    (484,701)           (349)        (914,053)
Provision for Income
Taxes (Note 2)                     -0-             -0-              -0-

Net Income (Loss)           $ (494,701)      $    (349)      $ (914,053)

       The accompanying notes are an Integral part of this statement.

              AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                        (A DEVELOPMENT STAGE COMPANY)

                      Statement of Shareholders' Equity
                                 For Period
           August 4,1995 (Date of Inception) to December 31, 1998
                   And the Period Ended December 31, 1997
                           and December 31,1998
                                                          Earnings (Deficit)
                                                          Accumulated
                                Stock          Additional During
                           Common/Preferred    Paid In    Development
                           Shares    Amount    Capital    Stage

August 4, 1995            200,000      $2,000
August 5, 1995          1,100,000      11,000
September 17, 1995        350,000       3,500      1,750
Net Loss, August 4, 1995
(inception)to
December 31,1995                                                (4,905)

Balance
December 31. 1995       1,650,000      16,500      1,750        (4,905)

Net loss year ended
December 31, 1996                                              (12,958)

Balance
December 31, 1996       1,650,000      16,500      1,750       (17,863)

January 17, 1997
forward
stock split 4.5:1       5,775,000          (6)
Net Loss
year ended
December 30, 1997                                                 (349)

Balance
December 31, 1997       7,425,000      16,494      1,750       (18,212)

March 2, 1998
Forward stock
split 6.0657:1        341,679,114     (15,494)
March 12,1998           1,000,000      (1,000)
March 31,1998
Consolidated Losses                                           (411,140)
May to December
Issued for cash         3,490,300   1,520,098
June to July
issue of
preferred stock           317,500     158,750
Net loss
December 31, 1998                                             (484,701)

Balance
December 31, 1998      46,911,914 $ 1,678,848   $  1,750    $ (914,053)

       The accompanying notes are an integral part of this statement.

              AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                          (A DEVELOPMENT STAGE COMPANY)

                             Statement of Cash Flows
                                   For Period
             August 4,1995 (Date of Inception) to December 31, 1998
                     And the Period Ended December 31, 1997
                          And December 31, 1998

                                                          August 4, 1995
                            December 31    December 31    to December 31
OPERATING ACTIVITIES           1998           1997              1998
Net Income (Loss)          $ (484,701)    $     (349)       $ (914,053)

Adjustments to reconcile Net Income to
Net Cash provided by Operating Activities:
    Depreciation and
    Amortization                4,394             99             9,418

Changes in Operating Assets and Liabilities Net:

(Increase) Decrease in
Other Assets                      -0-            -0-              (540)
Increase (Decrease) in
A/P and Accrued Expenses        4,357            250             4,607

    Net Cash Used by
    Operating Activities     (475,950)           -0-          (900,568)

INVESTING ACTIVITIES

Increase in Deferred
Charges                      (428,325)           -0-          (428,325)
Investment in Company      (1,036,637)           -0-          (139,945)
Purchase of Property
and Equipment                 (43,940)           -0-           (43,940)

    Net Cash Used in
    Investing Activities   (1,508,902)           -0-          (612,210)

FINANCING ACTIVITIES

Proceeds Issuance of
Capital Stock               1,096,020            -0-         1,520,638

    Net Cash Provided by
    Financing Activities    1,096,020            -0-         1,520,638
Increase in Cash and
Cash Equivalents                7,860            -0-             7,860

Cash and Cash Equivalents
at Beginning of Year              -0-            -0-               -0-

Cash and Cash Equivalents
at End of Year               $  7,860       $    -0-          $  7.860

      The accompanying notes are an integral part of this statement.

            AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                       (A DEVELOPMENT STAGE COMPANY)



Notes to Financial Statements


Note 1    Summary of Significant Accounting Policies

AuGRID OF NEVADA, INC., (Previously Ironwood Ventures)(a Nevada Development Stage Corporation) formed under the laws of the State of Nevada, is a technology development firm specializing in Thin Cathode Ray Tube (TCRT) technology. The company currently has no operations and , in accordance with SFAS 97 is considered a development corporation.

AuGRID of NEVADA, INC., in March, 1998, acquired substantially all the assets or property of AuGRID Corporation a Delaware Corporation, solely in exchange for all of its own voting stock. The transaction was treated as a C Reorganization under Internal Revenue Code Section 368(a)(1)(c).

A. Method of Accounting

The financial records of the company are maintained on the accrual basis of accounting.

B. Property and Equipment

All property and equipment is stated at cost. The Company provides for depreciation, using the straight line method, over the estimated useful lives of the respective assets, as follows:
                                                               Years
Machinery and Equipment                 $ 28,135                 7
Furniture and Fixtures                     2,731                 7
Office Equipment                          13,074                 5
Total Property & Equipment              $ 43,940

Major renewals and improvements of property and equipment are capitalized, while replacements, maintenance and repairs which do not improve or extend the lives of the assets are charged against current operations.

When property and equipment is disposed of, any gain or loss is included in current operations.

             AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                          (A DEVELOPNIENT STAGE COMPANY)

Notes to Financial Statements


C. Going Concern

The company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to begin producing sales in late 1999 or early 2000.


Note 2    Income Taxes

The Company is a C Corporation for Federal Income Tax purposes. There is no provision for Federal Income tax because of an unexpired net operating loss carry forward.

Note 3    Investments Unconsolidated Company

The Company in 1997 and 1998 purchased the capital stock of Kiosk International , a travel agency, and Ironwood Ventures for a purchase price of $139,945.

               AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                          (A DEVELOPMENT STAGE CONIPANY)

                               FINANCIAL STATEMENTS

                                 SEPTEMBER 30,1998
                                        AND
                                 SEPTEMBER 30, 1999

               AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL Statements


                               TABLE OF CONTENTS


                                                                 PAGE NO.

Compilation Report

Balance Sheet                                                      2-3

Statement of Operations                                              4

Statement of Stockholder's Equity                                    5

Statement of Cash Flows                                              6

Notes to the Financial Statements                                  7-8

                             HENRY L. CREEL CO., INC.
                           Certified Public Accountant
                                  (216) 491-0800
                                Fax (216) 491-0803


Board of Directors

AuGRID OF NEVADA, INC.
140 Public Square
The Park Building Suite 208
Cleveland, Ohio 44114

                                Compilation Report



I have compiled the accompanying balance sheet of AuGRID OF NEVADA, INC. (previously Ironwood Ventures) (A Nevada Development Stage Corporation) as of September 30, 1998 and September 30,1999, and the related Statement of Operations, Shareholder's Equity and Cash Flows 'for the period August 4, 1995 (date of inception) to September 30, 1998 and the period Ended September 30, 1999 in accordance with standards established by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any form of assurance on them.

The Accompanying Financial Statement have been prepared assuming the company will continue as a going concern. As discussed in note 1 to the Financial Statements, the company has had limited operations. Management 's plan in regards to these matters are also described in note 1.


/s/ Henry L. Creel Co., Inc.

October 29,1999

                     3587 LEE ROAD * SHAKER HEIGHTS, OHIO 44120

               AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                          (A DEVELOPMENT STAGE COMPANY)

                                  Balance Sheet
                                      As At
                    September 30, 1998 and September 30, 1999


                                      ASSETS

                                              September 30     September 30
CURRENT ASSETS                                    1999             1998


Cash                                            $ 69,061         $  9,071

     Total Current Assets                         69,061            9,071

PROPERTY AND EQUIPMENT (Note 1)

Machinery and Equipment                           28,135           28,135
Furniture & Fixtures                               2,731            2,731
Office Equipment                                  14,176           13,074

Total Property @ Cost                             45,042           43,940
Less: Accumulated Depreciation
      and Amortization                           (12,714)          (8,320)
Net Property and Equipment                        32,328           35,620


OTHER ASSETS

Investment in Company (Note 3)                   139,945          139,945
Deferred Charges                                 578,532          431,145

     Total Other Assets                          718,477          571,090

TOTAL ASSETS                                   $ 819,866        $ 615,781



           The accompany notes are an integral part of this statement

             AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                         (A DEVELOPMENT STAGE COMPANY)

                                 Balance Sheet
                                     As At
                   September 30, 1998 and September 30, 1999

                     LIABILITIES AND SHAREHOLDER'S EQUITY

                                            September 30     September 30
CURRENT LIABILITIES                            1999              1998

Account Payable - Trade                     $   7,910         $  16,837

     Total Current Liabilities                  7,910            16,837

LONG-TERM LIABILITIES

Loan from shareholder                             -0-               -0-

     Total Long-Term Liabilities                  -0-               -0-

     Total Liabilities                          7,910            16,837

SHAREHOLDERS EQUITY

     Common stock, with 001 par value
     90,000,000 shares authorized;
     49,389,348 shares issued and
     outstanding, and stated at:            1,886,791         1,231,053

     Preferred stock with $.50 par value
     317,500 authorized, 317,500 issued
     and outstanding and stated at:           158,750           158,750

     Additional Paid In Capital                 1,750             1,750

     Retained Earnings (Deficit)
     Accumulated During the
     Development Stage                     (1,235,335)         (792,609)

     Total Shareholders Equity                811,956           598,944

TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY                         $ 819,866         $ 615,781



          The accompany notes are an intelgral part of this statement

              AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                        (A DEVELOPMENT STAGE COMPANY)

                           Statement of Operations
                                  For Period
            August 4,1995 (Date of Inception) to September 30, 1999
                  And the Period Ended September 30, 1998
                            And September 30, 1999

                                                             August 4, 1995
                               September 30   September 30   to September 30
REVENUE                            1999            1998           1999

Net Sales (Note 1)                  -0-             -0-            -0-

Direct Cost                         -0-             -0-            -0-
Gross Profit                        -0-             -0-            -0-


GENERAL AND ADMMSTRATION

Consultants                     $ 193,219       $ 138,330       $574,849
Fringe Benefits                     6,009           7,147         24,911
Advertising & Promotions            3,951          16,805         38,311
Travel and Lodging                 24,074          44,330        113,460
Legal & Accounting                  6,675          58,595        126,607
Office Supplies                     5,998           4,688         16,962
Office Expense                      6,151           5,921         27,996
Printing                            -0-             4,869         11,314
Postage & Delivery                  6,187           6,392         17,835
Rent & Utilities                   17,259          18,478         94,321
Telephone                           1,870          14,870         44,628
Investment Banker                   -0-            15,103         20,137
Computer Service and Software      12,697           2,020         24,687
Furniture & Equipment Lease         -0-             3,163          8,623
Insurance                           1,087             600          4,583
Auto Expense                       15,191           6,780         26,476
Auto Lease                          6,220           6,868         19,116
Conference & Seminars               2,500             950         10,472
Repairs & Maintenance               1,308           1,496          4,269
Depreciation                        3,296           3,296         12,714
Miscellaneous Expenses              7,590           2,826         12,202

Total General and Administrative  321,282         363,527      1,235,335
Income Before Income Taxes       (321,282)       (363,527)    (1,235,335)
Provision for Income Taxes
(Note 2)                            -0-             -0-            -0-

Net Income (Loss)              $ (321,282)     $ (363,257)   $(1,235,335)



           The accompany notes are an integral part of this statement

             AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                         (A DEVELOPMENT STAGE COMPANY)
                       Statement of Shareholders' Equity
                                   For Period
             August 4,1995 (Date of Inception) to September 30, 1999
                   And the Period Ended September 30, 1998
                             and December 31,1998
                                                         Earnings (Deficit)
                                                         Accumulated
                           Stock             Additional     During
                     Common/Preferred        Paid In        Development
                     Shares     Amount       Capital        Stage
August 4, 1995 to
December 31, 1995    1,650,000     $16,500    1,750
Net Loss
August 4, 1995
(inception)to
December 31,1995                                               (4,905)
Balance
December 31, 1995    1,650,000      16,500    1,750            (4,905)

Net loss year ended
December 31, 1996                                             (12,958)
Balance
December 31, 1996    1,650,000      16,500    1,750           (17,863)

January 17. 1997
forward stock
split 4.5: 1         5,775,000          (6)
Net Loss
year ended
December 30, 1997                                                (349)
Balance
December 31, 1997    7,425.000      16,494    1,750           (18,212)

March 2, 1998
Forward stock
split 6.0657:1      34,679,114     (15,494)
March 12,1998        1,000,000      (1,000)
March 31, 1998
Consolidated Losses                                          (411,140)
Mav to December
Issued for cash      3,490,300   1,745,150
June to JuIv
issue of preferred
stock                  317,500     158,750
Net loss
December 31, 1998                                            (484,701)
Balance
December 31, 1998   46,911,914   $1,903,900   $1.750       $ (914,053)

January 1 to September 30
issued for Cash                     141,641
Net Loss
September 30. 1999                                           (321,282)
Balance
September 30, 1999  49,389,348   $2,045,541   $1,750       (1,235,335)

           The accompany notes are an integral part of this statement
                                       -5-

              AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                         (A DEVELOPMENT STAGE COMPANY)

                            Statement of Cash Flows
                                  For Period
            August 4,1995 (Date of Inception) to September 30, 1999
                    And the Period Ended September 30, 1998
                            And September 30, 1999
                                                             August 4, 1995
                                December 31    December 31   to December 31
OPERATING ACTIVITIES               1998            1997           1998

     Net Income (Loss)         $ (381,282)     $ (363,257)   $(1,235,335)

Adjustments to reconcile Net
Income to Net Cash provided by
Operating Activities:
     Depreciation and Amortization  3,296           3,296         12,714

Changes in Operating
Assets and Liabilities Net:

(Increase) Decrease in Other Assets    -0-             -0-          (540)
Increase (Decrease) in
A/P and Accrued Expenses           (8,927)         16,837         (7,910)

     Net Cash Used by
     Operating Activities        (386,913)       (343,124)    (1,215,251)

INVESTING ACTIVITIES

Increase in Deferred Charges     (139,945)       (431,145)      (578,532)
Investment in Company                  -0-       (139,945)      (139,945)
Purchase of Property and Equipment (1,102)        (43,940)       (45,042)

     Net Cash Used in
     Investing Activities        (141,047)       (615,030)      (763,519)

FINANCING ACTIVITIES

Proceeds Issuance of
Capital Stock                     587,950         967,225      2,047,831

     Net Cash Provided by
     Financing Activities         587,950         967,225      2,047,831

Increase in Cash and
Cash Equivalents                   59,990           9,071         69,061

Cash and Cash Equivalents
at Beginning of Year                9,071              -0-            -0-
Cash and Cash Equivalents
at End of Year                  $  69,061       $   9,071      $  69,061


           The accompany notes are an integral part of this statement

               AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                        (A DEVELOPNIENT STAGE COMPANY)

                         Notes to Financial Statements


Note I     Summary of Significant Accounting Policies

AuGRID OF NEVADA, INC., (Previously Ironwood Ventures)(a Nevada Development Stage Corporation) formed under the laws of the State of Nevada, is a technology development firm specializing in Thin Cathode Ray Tube (TCRT) technology. The company currently has no operations and, in accordance with SFAS #7 is considered a development corporation.

AuGRID of NEVADA, INC., in March, 1998 acquired substantially all the assets or property of AuGRID Corporation a Delaware Corporation, solely in exchange for all of its own voting stock. The transaction was treated as a C Reorganization under Internal Revenue Code Section 368(a)(l)(c).

A. Method of Accounting

The financial records of the company are maintained on the accrual basis of accounting.

B. Property and Equipment

All property and equipment is stated at cost. The Company provides for depreciation, using the straight line method, over the estimated useful lives of the respective assets, as follows:
                                                              Years
Machinery and Equipment                           $  28,135     7
Furniture and Fixtures                                2,731     7
Office Equipment                                     14,176     5

Total Property & Equipment                        $  45,042

Major renewals and improvements of property and equipment are capitalized, while replacements, maintenance and repairs which do not improve or extend the lives of the assets are charged against current operations.

When property and equipment is disposed of, any gain or loss is included in current operations.

             AuGRID OF NEVADA, INC. (PREVIOUSLY IRONWOOD VENTURES)
                         (A DEVELOPMENT STAGE COMPANY)

                         Notes to Financial Statements


C. Going Concern

The company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. it is management's plan to begin producing sales in late 1999 or early 2000.

Note 2     Income Taxes

The Company is a C Corporation for Federal Income Tax purposes. There is no provision for Federal Income tax because of an unexpired net operating loss carry forward.

Note 3     Investments Unconsolidated Company

The Company in 1997 and 1998 purchased the capital stock of Kiosk International , a travel agency, and Ironwood Ventures for a purchase price of $139,945.

                            AuGRID CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                           FINANICIAL STATEMENTS

                             DECEMBER 31, 1997
                                    AND
                             MARCH 12,1998

                            AuGRID CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                           FINANCIAL STATEMENTS


                             TABLE OF CONTENTS



                                                              PAGE NO.

Accountants Review Report

Balance Sheet                                                   2-3

Statement of Operations                                           4

Statement of Stockholder's Equity                                 5

Statement of Cash Flows                                           6

Notes to the Financial Statements                               7-8

Analysis of Changes in Assets,
Liabilities & Equity                                           9-10

                              HENRY L. CREEL CO., INC.
                            Certified Public Accountant
                                   (216) 491-0800
                                 Fax (216) 491-0803


Board of Directors
AuGRID OF NEVADA, INC.
140 Public Square
The Park Building Suite 208
Cleveland, Ohio 44114

                            Accountant's Review Report



We have reviewed the accompanying balance sheet of AuGRID CORPORATION (A Delaware Development Stage Corporation) as of March 12, 1998 and December 31, 1997 and the related Statement of Operations, Shareholder's Equity and Cash Flows for the period ended March 12, 1998, December 31, 1997, and December 31, 1996, in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of this Company.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding, the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The Accompanying Financial Statement have been prepared assuming the company will continue as a going concern. As discussed in note 1 to the Financial Statements, the company has had limited operations. Management's plan in regards to these matters are also described in note 1.

/s/ Henry L. Creel Co., Inc.

October 25, 1999

                    3587 LEE ROAD * SHAKER HEIGHTS, OHIO 44120

                               AuGRID CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                 Balance Sheet
                                     As At
                      March 12, 1998 and December 31, 1997


                                    ASSETS

                                                  March 12     December 31
CURRENT ASSETS                                      1998           1997

Cash                                              $ 30,001       $ 32,373

          Total Current Assets                      30,001         32,373

PROPERTY AND EQUIPMENT (Note 1)

Machinery and Equipment                             28,135         28,135
Furniture & Fixtures                                 2,73l          2,731
Office Equipment                                    13,074          5,363
Total Property @ Cost                               43,940         36,229
Less: Accumulated Depreciation
      and Amortization                              (5,730)        (5,024)
Net Property and Equipment                          38,210         31,205



OTHER ASSETS


Investment in Company (Note 3)                     139,945         84,945
Deferred Charges                                   179,420        179,420

          Total Other Assets                       319,365        264,365

TOTAL ASSETS                                      $387,576       $327,942


         The accompanying notes are an integral part of this statement.

                                 AuGRID CORPORATION
                           (A DEVELOPMENT STAGE COMPANY)

                                   Balance Sheet
                                       As At
                        March 12, 1998 and December 31, 1997

                        LIABILITIES AND SHAREHOLDER'S EQUITY

                                                  March 12     December 31
CURRENT LIABILITIES                                 1998           1997

Account Payable - Trade                          $  42,515      $   9,146

     Total Current Liabilities                      42,515          9,146

LONG-TERM LIABILITIES

Total Long-Term Liabilities                          -0-            -0-

     Total Liabilities                              42,515          9,146


SHAREHOLDERS EQUITY
     Common stock, with 0.01 par value
     100,000,000 shares authorized; 42,060,900
     shares issued and outstanding, and stated at: 908,777        748,149

     Additional Paid In Capital                      -0-            -0-

     Retained Earnings (Deficit)
     Accumulated During the Development Stage      (563,716)      (429,352)

     Total Shareholders Equity                      345,061        318,797

TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY                               $ 387,576      $ 327,943


        The accompanying notes are an integral part of this statement.

                               AuGRID CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                            Statement of Operations
                      For Period Ended December 31, 1996
                    And For Period Ended December 31, 1997
                      And the Period Ended March 12, 1998


                                    March 12     December 31     December 31
REVENUE                               1998           1997           1996

Net Sales (Note 1)                 $   -0-        $   -0-        $   -0-
Direct Cost                            -0-            -0-            -0-
Gross Profit                           -0-            -0-            -0-


GENERAL AND ADMINISTRATION

Consultants                        $  66,469      $ 196,950      $   -0-
Fringe Benefits                        1,836          9,373          -0-
Advertising & Promotions                 858         11,954          1,273
Travel and Lodging                    22,143         30,279          -0-
Legal & Accounting                     2,500         36,805          7,250
Office Supplies                        1,496          2,288            544
Office Expense                         1,581          7,382          1,725
Printing                               -0-            4,822          -0-
Postage & Delivery                     1,679          3,125            437
Rent & Utilities                       3,972         23,858         12,765
Telephone                              4,018         15,463          7,831
Investment Banker                     19,873          -0-            -0-
Computer Service and Software             63          9,297          3,846
Furniture & Equipment Lease            1,085          4,406          3,479
Insurance                              -0-            2,696          2,283
Auto Expense                           1,391          2,245          1,864
Auto Lease                             -0-            3,737          3,737
Conference & Seminars                  2,281          6,705          -0-
Repairs & Maintenance                  1,739            967          1,268
Depreciation                             706          3,529          1,495
Miscellaneous Expenses                   673            845            967

Total General and Administrative     134,364        378,588         50,764

Income Before Income Taxes          (134,364)      (378,588)       (50,764)
Provision for Income Taxes (Note 2)    -0-            -0-            -0-

Net Income (Loss)                  $(134,364)     $(378,588)      $(50,764)


        The accompanying notes are an integral part of this statement.

                               AuGRID CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                      Statement of Shareholders' Equity
                      For Period Ended December 31, 1996
                    And For Period Ended December 31, 1997
                     And the Period Ended March 12, 1998

                                                        Earnings (Deficit)
                                                        Accumulated
                             Stock         Additional   During
                        Common/Preferred   Paid In      Development
                        Shares    Amount   Capital      Stage

January 1, 1996
Issued for cash      10,000,000   $ 100,000   $ -0-
Net Loss
December 31, 1996                                           (50,764)

Balance
December 31, 1996    10,000,000     100,000     -0-         (50,764)

January 1, 1997 to
December 31, 1997
Issued for cash      28,776,900     648,149     -0-
Net Loss
December 31, 1997                                          (378,588)

Balance
December 31, 1997    38,776,900     748,149     -0-        (429,352)

January 1, 1998 to
March 12, 1998
Issued for cash      3,248,000      160,628     -0-
Net Loss
March 12, 1998                                             (134,364)

Balance
March 12, 1998      42,060,900      908,777     -0-        (563,716)


       The accompanying notes are an integral part of this statement.

                                AuGRID CORPORATION
                           (A DEVELOPMENT STAGE COMPANY)

                             Statement of Cash Flows
                       For Period Ended December 31, 1996
                     And For Period Ended December 31, 1997
                       And the Period Ended March 12, 1998


                                      March 12   December 31   December 31
OPERATING ACTIVITIES                    1998        1997          1996

Net Income (Loss)                   $ (133,658) $ (378,588)     $(50,764)

Adjustments to reconcile Net Income to
Net Cash provided by Operating Activities:

     Depreciation and Amortization         706       3,529         1,495

Changes in Operating Assets
and Liabilities Net:

(Increase) Decrease in Deposits                      1,194        (1,194)
(Increase) Decrease in Amounts
due from Shareholders                               34,887       (34,887)
Increase (Decrease) in A/P
and Accrued Expenses                    33,369       9,146         -0-

Net Cash Used by
Operating Activities                   (99,583)   (329,832)      (85,350)


INVESTING ACTIVITIES

Increase in Deferred Charges             -0-         -0-           -0-
Investment in Company                    -0-         -0-           -0-
Purchase of Property and Equipment      (7,711)    (21,579)      (14,650)

Net Cash Used in
Investing Activities                    (7,711)    (21,579)      (14,650)

FINANCING ACTIVITIES

Proceeds Issuance of Capital Stock     104,922     383,784       100,000

Net Cash Provided by
Financing Activities                   104,922     383,784       100,000

Decrease in Cash and Cash Equivalents   (2,372)    (32,373)        -0-
Cash and Cash Equivalents at
Beginning of Year                       32,373       -0 -          -0-
Cash and Cash Equivalents at
End of Year                           $ 30,001    $ 32,373       $ -0-


         The accompanying notes are an integral part of this statement.

                              AuGRID CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)


                        Notes to Financial Statements


Note 1     Summary of Significant Accounting Policies

AuGRID CORPORATION., (a Delaware Development Stage Corporation) formed under the laws of the State of Delaware, is a technology development firm specializing in Thin Cathode Ray Tube (TCRT) technology. The company currently has no operations and , in accordance with SFAS #7 is considered a development corporation.

AuGRID of NEVADA, INC., in March, 1998 acquired substantially all the assets or property of AuGRID Corporation a Delaware Corporation, solely 'in exchange for all of its own voting stock. The transaction was treated as a C Reorganization under Internal Revenue Code Section 368(a)(1)(c).

A. Method of Accounting

The financial records of the company are maintained on the accrual basis of accounting.

B. Property and Equipment

All property and equipment is stated at cost. The Company provides for depreciation, using the straight-line method, over the estimated useful lives of the respective assets, as follows:
                                                                 Years
Machinery and Equipment                               $ 28,135     7
Furniture and Fixtures                                   2,731     7
Office Equipment                                        14,176     5
Total Property & Equipment                            $ 45,042

Major renewals and improvements of property and equipment are capitalized, while replacements, maintenance and repairs which do not improve or extend the lives of the assets are charged against current operations.

When property and equipment is disposed of, any gain or loss is included in current operations.

                              AuGRID CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)


                        Notes to Financial Statements


C. Going Concern

The company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. it is management's plan to begin producing sales in late 1999 or early 2000.




Note 2     Income Taxes

The Company is a C Corporation for Federal Income Tax purposes. There is no provision for Federal Income tax because of an unexpired net operating loss carry forward.

Note 3     Investments Unconsolidated Company

The Company in 1997 and 1998 purchased the capital stock of Kiosk International , a travel agency, and Ironwood Ventures for a purchase price of $139,945.

                               AuGRID CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                              Analysis of Changes
                        In Assets. Liabilities & Equity
                   From December 31, 1997 to March 12, 1999



ASSETS                      December 31 March 12
CURRENT ASSETS                  1997      1998      Debit    Credit
     Cash                     $ 32,373  $ 30,001              2,372   1
     Total Current Assets       32,373    30,001
PROPERTY AND EQUIPMENT
     Machinery and Equipment    28,135    28,135      -0-
     Furniture & Fixtures        2,731     2,731      -0-
     Office Equipment            5,363    13,074      7,711           2
     Total Property @ Cost      36,229    43,940
     Less: Accumulated Depreciation
           and Amortization     (5,024)   (5,730)               706   3
Net Property and Equipment      31,205    38,210
OTHER ASSETS
     Investment in Company      84,945   139,945     55,000           4
     Deferred Charges          179,420   179,420      -0-
     Total Other Assets        264,365   319,365
TOTAL ASSETS                   327,943   387,576

CURRENT LIABILITIES
     Account Payable - Trade     9,146    42,515     33,369           5
     Total Current Liabilities   9,146    42,515
LONG-TERM LIABILITIES
     Total Long-Terrn Liabiliti  -0-       -0-
     Total Liabilities           9,146    42,515
SHAREHOLDERS EQUIT
     Common stock              748,149   908,777    160,628           6
     Additional Paid In Capital  -0-       -0   -     -0-
     Rtnd Ernngs (Dfct)
     Accmltd During the
     Development Stage        (429,352) (563,716)   134,364           7
     Total Shareholders
     Equity                    318,797   345,061
TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY          $ 327,943 $ 387.576  $ 197,075 $ 197,075

                               AuGRID CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                               Analysis of Changes
                         In Assets, Liabilities & Equity
                     From December 31, 1997 to March 12, 1998


(1)     Operations-Payment of Accounts Payable.
(2)     Operations-Purchase of New Office Equipment.
(3)     Operations-Monthly Depreciation Deduction.
(4)     Operations-Investment into Kiosk International.
(5)     Operations-Increase Due to recoding, Invoices for Development Cost.
(6)     Operations-Increase Due to sale of Common Stock
(7)     Operations-Change in Retained Earnings Due to Net Loss from
        Operations.

                            AuGRID OF NEVADA, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED PRO FORMA
                            FINANCIAL STATEMENTS
                            FOR THE PERIOD ENDED
                              DECEMBER 31,1998
                                     AND
                            SEPTEMBER 30, 1999

                             AuGRID OF NEVADA, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                             FINANCIAL STATEMENTS


                               TABLE OF CONTENTS



                                                                    PAGE NO.

Pro Forma Compilation Report

Balance Sheet                                                           2

Statement of Operations                                               3-6

Notes to the Financial Statements                                     7-8

                             HENRY L. CREEL CO, INC.
                          Certified Public Accountant
                                 (216) 491-0800
                               Fax (216) 491-0803


Board of Directors
AuGRID OF NEVADA, INC.
140 Public Square
The Park Building Suite 208
Cleveland, Ohio 44114


                          Pro Forma Compilation Report


I have compiled the Pro Forma balance sheet of AuGRID OF NEVADA, INC. (A Nevada Development Stage Corporation) as of September 30, 1999 and the related Statement of Operations, Shareholder's Equity for the period ended December 31, 1998, the three month period ended March 31, 1999, the six month period ended June 30, 1999 and the nine month period ended September 30, 1999 in accordance with standards established by the American Institute of Certified Public Accountants.

A compilation is limited to presenting, in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any form of assurance on them.

The Accompanying Financial Statement have been prepared assuming the company will continue as a going concern. As discussed in Note 1 to the Financial Statements, the company has had limited operations. Management 's plan in regards to these matters are also described in note 1.


/s/ Henry L. Creel Co., Inc.

November 12,1999

                    3587 LEE ROAD * SHAKER HEIGHTS, OHIO 44120

                            AuGRID OF NEVADA, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                            Consolidated Pro Forma
                                Balance Sheet
                          For the-Nine Months Ended
                             September 30, 1999

                        Pro Forma     Pro Forma     Pro Forma     Combined
                        AuGrid(Nev)   AuGrid(Del)   Adjustments   Company
ASSETS
CURRENT ASSETS
Cash                    $ 69,061      $   -0-       $   -0-       $ 69,061
Total Current Assets

PROPERTY & EQUIP.
(Note 1)
Machinery and Equipment   28,135          -0-           -0-         28,135
Furniture & Fixtures       2,731          -0-           -0-          2,731
Office Equipment          14,176          -0-           -0-         14,176
Total Property @ Cost     45,042          -0-           -0-         45,042
Less: Accumulated
      Depreciation
      and Amortization   (12,714)         -0-           -0-        (12,714)
Net Property and
Equipment                 32,328          -0-           -0-         32,328
OTHER ASSETS
Investment in Company
(Note 3)                 139,945          -0-           -0-        139,945
Deferred Charges         578,532          -0-           -0-        578,532
Total Other Assets       718,477          -0-           -0-        718,477
TOTAL ASSETS           $ 819,866          -0-           -0-        819,866
LIABLTS & SHRHLDR'S EQUITY
CURRENT LIABILITIES
Account Payable - Trade    7,910          -0-           -0-          7,910
Total Current Liabilities  7,910          -0-           -0-          7,910
LONG-TERM LIABILITIES
Loan from shareholder      -0-            -0-           -0-          -0-
Total Long-Term Liabilities-0-            -0-           -0-          -0-
Total Liabilities          -0-            -0-           -0-          7,910
SHAREHOLDERS FOUITY
Common stock           1,886,791          -0-           -0-      1,886,791
Preferred stock          158,750          -0-           -0-        158,750
Additional Paid In Capital 1,750          -0-           -0-          1,750
Retained Earnings (Deficit)
Accumulated During
the Development Stage (1,235,335)         -0-           -0-     (1,235,335)
Total Shareholders
Equity                   811,956          -0-                      811,956
TOTAL LIABILITTES AND
SHAREHOLDERS EQUITY    $ 819,866          -0-           -0-        819,866


       The accompanying notes are an integral part of this statement.

                               AuGRID OF NEVADA, INC.
                            (A DEVELOPMENT STAGE COMPANY)


                              Consolidated Pro Forma
                             Statement of Operations
                            For the Nine Months Ended
                               September 30, 1999

                       Pro Forma     Pro Forma     Pro Forma     Combined
                       AuGRID(Nev)   AuGRID(Del)   Adjustments   Company

REVENUE
Net Sales (Note 1)     $   -0-       $   -0-       $   -0-       $   -0-
Direct Cost                -0-           -0-           -0-           -0-
Gross Profit               -0-           -0-           -0-           -0-
GENERAL AND ADMINISTRATION
Consultants              193,219         -0-           -0-         193,219
Fringe Benefits            6,009         -0-           -0-           6,009
Advertising & Promotions   3,951         -0-           -0-           3,951
Travel and Lodging        24,074         -0-           -0-          24,074
Legal & Accounting         6,675         -0-           -0-           6,675
Office Supplies            5,998         -0-           -0-           5,998
Office Expense             6,151         -0-           -0-           6,151
Postage & Delivery         6,187         -0-           -0-           6,187
Rent & Utilities          17,259         -0-           -0-          17,239
Telephone                  1,870         -0-           -0-           1,870
Computer Service and
Software                  12,697         -0-           -0-          12,697
Insurance                  1,087         -0-           -0-           1,087
Auto Expense              15,191         -0-           -0-          15,191
Auto Lease                 6,220         -0-           -0-           6,220
Conference & Seminars      2,500         -0-           -0-           2,500
Repairs & Maintenance      1,308         -0-           -0-           1,308
Depreciation               3,296         -0-           -0-           3,296
Miscellaneous Expenses     7,590         -0-           -0-           7,590

Total General
and Administrative       321,282         -0-           -0-         321,282
Income Before Income
Taxes                   (321.282)        -0-           -0-        (321,282)
Provision for Income
Taxes (Note 2)             -0-           -0-           -0-           -0-

Net Income (Loss)     $ (321,282)    $   -0-       S   -0-      $ (321,282)


       The accompanying notes are an integral part of this statement.

                              AuGRID OF NEVADA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                             Consolidated Pro Forma
                             Statement of Operations
                            For the Six Months Ended
                                 June 30, 1999

                         Pro Forma     Pro Forma     Pro Forma     Combined
                         AuGrid(Nev)   AuGrid(Del)   Adjustments   Company

REVENUE
Net Sales (Note 1)       $   -0-       $   -0-       $   -0-       $   -0-
Direct Cost                  -0-           -0-           -0-           -0-
Gross Profit                 -0-           -0-           -0-           -0-
GENERAL A-ND ADNrINISTRATION
Consultants                125,544         -0-           -0-         125,544
Fringe Benefits              2,140         -0-           -0-           2,140
Advertising & Promotions     2,282         -0-           -0-           2,282
Travel and Lodging          16,750         -0-           -0-          16,750
Legal & Accounting           5,500         -0-           -0-           5,500
Office Supplies              4,836         -0-           -0-           4,836
Office Expense               4,277         -0-           -0-           4,277
Postage & Delivery           4,132         -0-           -0-           4,132
Rent & Utilities            12,109         -0-           -0-          12,109
Telephone                    1,393         -0-           -0-           1,393
Computer Service and
Software                     4,274         -0-           -0-           4,274
Insurance                      299         -0-           -0-             299
Auto Expense                 9,988         -0-           -0-           9,988
Auto Lease                   4,501         -0-           -0-           4,501
Repairs & Maintenance        1,307         -0-           -0-           1,307
Miscellaneous Expenses       2,220         -0-           -0-           2,220

Total General and
Administrative             201,552         -0-           -0-         201,552
Income Before Income
Taxes                     (201,552)        -0-           -0-        (201,552)
Provision for Income
Taxes (Note 2)               -0-           -0-           -0-           -0-
Net Income (Loss)       $ (201,552)    $   -0-       S   -0-      $ (201,552)



           The accompanying notes are an integral part of this statement.

                              AuGRID OF NEVADA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                             Consolidated Pro Forma
                            Statement of Operations
                           For the Three Months Ended
                                March 31, 1999

                        Pro Forma     Pro Forma     Pro Forma     Combined
                        AuGrid(Nev)   AuGrid(Del)   Adiustments   Companv

REVENUE
Net Sales (Note 1)      $   -0-       $   -0-       $   -0-       $   -0-
Direct Cost                 -0-           -0-           -0-           -0-
Gross Profit                -0-           -0-           -0-           -0-
GENERAL AND ADMINISTRATION
Consultants                61,801         -0-           -0-          61,801
Fringe Benefits             1,659         -0-           -0-          11,659
Advertising & Promotions      282         -0-           -0-             282
Travel and Lodging          7,354         -0-           -0-           7,354
Office Supplies             1,959         -0-           -0-           1,959
Office Expense                600         -0-           -0-             600
Postage & Delivery          1,948         -0-           -0-           1,948
Rent & Utilities            1,700         -0-           -0-           1,700
Telephone                     636         -0-           -0-             636
Computer Service and
Software                    2,494         -0-           -0-           2,494
Auto Expense                1,386         -0-           -0-           1,386
Auto Lease                  1,578         -0-           -0-          11,578
Repairs & Maintenance         808         -0-           -0-             808
Miscellaneous Expenses        100         -0-           -0-             100

Total General and
Administrative             84,303         -0-           -0-          84,303
Income Before Income
Taxes                     (84,303)        -0-           -0-         (84,303)
Provision for
Income Taxes (Note 2)       -0-           -0-           -0-           -0-

Net Income (Loss)       $ (84,3O3)    $   -0-       $   -0-       $ (84,303)



           The accompanying, notes are an integral part of this statement.

                              AuGRID OF NEVADA, INC.
                           (A DEVELOPMENT STAGE COMPANY)

                              Consolidated Pro Forma
                              Statement of Operations
                               For the Period Ended
                                 December 31, 1998

                         Pro Forma     Pro Forma     Pro Forma     Combined
                         AuGrid(Nev)   AuGrid(Del)   Adjustments   Company

REVENUE
Net Sales (Note 1)       $   -0-       $   -0-       $   -0-       $   -0-
Direct Cost                  -0-           -0-           -0-           -0-
Gross Profit                 -0-           -0-           -0-           -0-
GENERAL AND ADMMSTRATION
Consultants                117,971        66,469         -0-         184,440
Fringe Benefits              7,693         1,836         -0-           9,529
Advertising & Promotions    21,548           858         -0-          22,406
Travel and Lodging          36,964        22,143         -0-          59,107
Legal & Accounting          75,627         2,500         -0-          78,127
Office Supplies              4,755         1,496         -0-           6,251
Office Expense               6,314         1,581         -0-           7,895
Printing                     6,492         -0-           -0-          61,492
Postage & Delivery           6,844         1,679         -0-           8,523
Rent & Utilities            20,665         3,972         -0-          24,637
Telephone                  151,808         4,018         -0-          19,826
Investment Banker              264        19,873         -0-          20,137
Computer Service and
Software                     2,630            63         -0-           2,693
Furniture & Equipment Lease  3,132         1,085         -0-           4,217
Insurance                      800         -0-           -0-             800
Auto Expense                 7,649         1,391         -0-           9,040
Auto Lease                   9,159         -0-           -0-           9,159
Conference & Seminars        -0-           1,267         -0-           1,267
Repairs & Maintenance          255         1,739         -0-           1,994
Depreciation                 3,688           706         -0-           4,394
Miscellaneous Expenses       1,079         1,688         -0-           3,767

Total General and
Administrative             350,337       134,364         -0-         484,701

Income Before
Income Taxes              (350,337)     (134,364)        -0-        (484,701)
Provision for
Income Taxes (Note 2)        -0-           -0-           -0-           -0-

Net Income (Loss)       $ (350,337)   $ (134,364)    S   -0-      $ (484,701)


        The accompanying notes are an integral part of this statement.

                                 AuGRID OF NEVADA, INC.
                             (A DEVELOPMENT STAGE COMPANY)



                              Notes to Financial Statements


Note 1     Summary of Significant Accounting Policies

AuGRID OF NEVADA, INC., (a Nevada Development Stage Corporation) formed under the laws of the State of Nevada, is a technology development firm specializing in Thin Cathode Ray Tube (TCRT) technology. The company currently has no operations and , in accordance with SFAS #7 is considered a development corporation.

AuGRID of NEVADA, INC., in March, 1998 acquired substantially all the assets or property of AuGRID Corporation a Delaware Corporation, solely in exchange for all of its own voting stock. The transaction was treated as a C Reorganization under Internal Revenue Code Section 368(a)(1)(c).

A. Method of Accounting

The financial records of the company are maintained on the accrual basis of accounting.


B. Property and Equipment

All property and equipment is stated at cost. The Company provides for depreciation, using the straight line method, over the estimated useful lives of the respective assets, as follows:
                                                                       Years
Machinery and Equipment                                     $ 28,135     7
Furniture and Fixtures                                         2,731     7
Office Equipment                                              14,176     5
Total Property & Equipment                                  $ 45,042

Major renewals and improvements of property and equipment are capitalized, while replacements, maintenance and repairs which do not improve or extend the lives of the assets are charged against current operations.

When property and equipment is disposed of, any gain or loss is included in current operations.

                            AuGRID OF NEVADA, 1NC.
                       (A DEVELOPMENT STAGE COMIPANY)

                        Notes to Financial Statements


C. Going Concern

The company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to begin producing sales in late 1999 or early 2000.





Note 2     Income Taxes

The Company is a C Corporation for Federal Income Tax purposes. There is no provision for Federal Income tax because of an unexpired net operating loss carry forward.

Note 3     Investments Unconsolidated Company

The Company in 1997 and 1998 purchased the capital stock of Kiosk International , a travel agency, and Ironwood Ventures for a purchase price of $139,945.

Part III

Item 1.        Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit
Number    Name and/or Identification of Exhibit

1.        Underwriting Agreement

               Not applicable

2.        Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
          Succession

               (a) Asset Purchase Agreement with Augrid Corporation

3.        Articles of Incorporation & By-Laws

               (a) By-Laws of the Company adopted August 4, 1995

4.        Instruments Defining the Rights of Security Holders

               No instruments other than those included in Exhibit 3

5.        Opinion on Legality

               Not applicable

6.        No Exhibit Required

               Not applicable

7.        Opinion on Liquidation Preference

               Not applicable

8.        Opinion on Tax Matters

               Not applicable

9.        Voting Trust Agreement and Amendments

               Not applicable

10.       Material Contracts

Exhibit
Number    Name and/or Identification of Exhibit

          (d) Exclusive Research and Development Agreement - Ceravision Limited

11.       Statement Re Computation of Per Share Earnings

               Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.       No Exhibit Required

               Not applicable

13.       Annual or Quarterly Reports - Form 10-Q

               Not applicable

14.       Material Foreign Patents

               Not applicable

15.       Letter on Unaudited Interim Financial Information

               Not applicable

16.       Letter on Change in Certifying Accountant

               Not applicable

17.       Letter on Director Resignation

               Not applicable

18.       Letter on Change in Accounting Principles

               Not applicable

19. Reports Furnished to Security Holders

Not applicable

20.       Other Documents or Statements to Security Holders

               None - Not applicable

21.       Subsidiaries of Small Business Issuer

Exhibit
Number    Name and/or Identification of Exhibit

               None - Not applicable

22.       Published Report Regarding Matters Submitted to Vote of Security
          Holders

               Not applicable

23.       Consent of Experts and Counsel

               None

24.       Power of Attorney

               Not applicable

25.       Statement of Eligibility of Trustee

               Not applicable

26.       Invitations for Competitive Bids

               Not applicable

27.       Financial Data Schedule

               Financial Data Schedule of Augrid of Nevada, Inc. ending September 30, 1999

28.       Information from Reports Furnished to State Insurance Regulatory
          Authorities

               Not applicable

29.       Additional Exhibits

               Not applicable

Item 2.        Description of Exhibits

Exhibit
Number    Name and/or Identification of Exhibit

1.        Underwriting Agreement

               Not applicable

2.        Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
          Succession

          (a)  Asset Purchase Agreement with Augrid Corporation

3.        Articles of Incorporation & By-Laws

          (c) By-Laws of the Company adopted August 4, 1995

4.        Instruments Defining the Rights of Security Holders

               No instruments other than those included in Exhibit 3

5.        Opinion on Legality

               Not applicable

6.        No Exhibit Required

               Not applicable

7.        Opinion on Liquidation Preference

               Not applicable

8.        Opinion on Tax Matters

               Not applicable

9.        Voting Trust Agreement and Amendments

               Not applicable

10.       Material Contracts

Exhibit
Number    Name and/or Identification of Exhibit

          (a)      Exclusive Research and Development Agreement - Ceravision
          Limited

11.       Statement Re Computation of Per Share Earnings

               Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.       No Exhibit Required

               Not applicable

13.       Annual or Quarterly Reports - Form 10-Q

               Not applicable

14.       Material Foreign Patents

               Not applicable

15.       Letter on Unaudited Interim Financial Information

               Not applicable

16.       Letter on Change in Certifying Accountant

               Not applicable

17.       Letter on Director Resignation

               Not applicable

18.       Letter on Change in Accounting Principles

               Not applicable

20.       Reports Furnished to Security Holders

               Not applicable

20.       Other Documents or Statements to Security Holders

               None - Not applicable

21.       Subsidiaries of Small Business Issuer

Exhibit
Number    Name and/or Identification of Exhibit

               None - Not applicable

22.       Published Report Regarding Matters Submitted to Vote of Security
          Holders

               Not applicable

23.       Consent of Experts and Counsel

               None

24.       Power of Attorney

               Not applicable

25.       Statement of Eligibility of Trustee

               Not applicable

26.       Invitations for Competitive Bids

               Not applicable

27.       Financial Data Schedule

               Financial Data Schedule of Augrid of Nevada, Inc. ending September 30, 1999

28.       Information from Reports Furnished to State Insurance Regulatory
          Authorities

               Not applicable

29.       Additional Exhibits

               Not applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

_____________________________Augrid of Nevada,Inc.______________________________

(Registrant)

Date:     December 16, 1999____________________


By:  /s/ Muhammad J. Shaheed________________

Muhammad J. Shaheed, Chairman of the Board, President and Chief Executive
Officer


By:  /s/ Mary F. Sloat-Horoszko_______________

Mary F. Sloat-Horoszko, Director, CFO, Secretary/Treasurer